Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-256322

May 2, 2022

AMTD Digital Inc.

AMTD Digital Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may obtain these documents and other documents that the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting AMTD Global Markets Limited, at 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong, Attention: ECM Department, by calling +852 3163-3288, or via email: ibd.project.genesis3@amtdglobalmarkets.com, Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, U.S.A., Attention: Clifford A. Teller, by calling +1 (212) 895-3745, or via email: ecitarrella@maximgrp.com, or Livermore Holdings Limited, at Unit 1214A, 12/F, Tower II Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon, Hong Kong, Attention: ECM Department, by calling +852 3704-9511, or via email: project@livermore.com.hk. You may also access the Company’s most recent prospectus dated April 29, 2022, which was included in Amendment No. 12 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on April 29, 2022, or Amendment No. 12, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/0001809691/000119312522134245/d943653df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 12. A substantial part of the changes in Amendment No. 12 reflects the inclusion of the Company’s consolidated financial results for the ten months ended February 28, 2022. All references to page numbers are to page numbers in Amendment No. 12.

(1) Amend the third and fourth paragraphs on the front cover of the prospectus to read as follows:

AMTD Digital Inc. was incorporated in September 2019 by our Controlling Shareholder as a holding company of our businesses. Upon the completion of the Offering, we will be a “controlled company” as defined under the NYSE Listed Company Manual because our Controlling Shareholder will hold, directly and indirectly, more than 50% of the voting power for the election of directors.

As of the date of this prospectus, our outstanding share capital consists of Class A ordinary shares and Class B ordinary shares, and our Controlling Shareholder and certain other affiliates beneficially own all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares will constitute approximately 88.7% of our total issued and outstanding ordinary shares and 99.4% of the aggregate voting power of our total issued and outstanding ordinary shares immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to twenty votes, and is convertible into one Class A ordinary share at any time by the holder thereof.

(2) Amend the sixth paragraphs on the front cover of the prospectus to read as follows:

We face various legal and operational risks and uncertainties relating to our operations. Although we do not have any material operation or maintain any office or personnel in Mainland China and we do not have any variable interest entities structure in place, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to variable interest entities, data and cyberspace security, and anti-monopoly concerns, would apply to us. Should these statements or regulatory actions apply to us, including our Hong Kong operations, in the future, or if we expand our business operations into Mainland China leveraging our fusion-in program, through AMTD SpiderNet ecosystem or in some other ways such that we become subject to them to a greater extent, our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. For example, PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are constantly evolving. Various regulatory bodies in China, specifically the Cyberspace Administration of China, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. As of the date of this prospectus, we do not have any material operation in Mainland China and we have not collected, stored, or managed any personal information in Mainland China. Our management have conducted an analysis of the status and scope of our operations, including data compliance, and have concluded that currently we do not expect that PRC laws and regulations on data security, data protection or cybersecurity to be applied to us or that the oversight of the Cyberspace Administration of China will be extended to our operations outside of Mainland China. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future and if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings at a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”

The PRC government has significant authority to regulate, influence or intervene in the Mainland China operations of an offshore holding company at any time. It also oversees and controls and may exert more control over offerings conducted outside China by, and foreign investment in, China-based issuers. We cannot assure you that such oversight and control will not be extended to companies operating in Hong Kong such as us. These risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in Mainland China and Hong Kong, see “Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong.”

We face risks relating to the lack of inspection from the Public Company Accounting Oversight Board (the “PCAOB”) on our auditor, which may cause our securities to be delisted from the NYSE or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years, or two consecutive years if proposed changes to the law, i.e. the Accelerating Holding Foreign Companies Accountable Act, are enacted, beginning in 2021. The delisting or the cessation of trading of our ADS, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. Our auditor is identified by the PCAOB and is subject to the determination. See “Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections,” and “Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in Mainland China and Hong Kong, or as early as 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

As of the date of this prospectus, we do not have any material operation or maintain any office or personnel in Mainland China. We have not collected, stored, or managed any personal information in Mainland China. In addition, we plan to emphasize Southeast Asia as our core future area of growth. As such, we believe we are not required to obtain any permission from PRC authorities to operate and issue our ADSs to foreign investors as of the date of this prospectus, including permissions from the CSRC or CAC. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless” and “Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.”

(3) Amend the seventh sentence of the bulleted paragraph under the in-line heading of “Digital Media, Content, and Marketing.” on page 4, page 84 and page 143, and the fifth sentence of the last paragraph under the heading of “Digital Media, Content, and Marketing” on page 152 to read as follows:

Together with our Controlling Shareholder, we have been the founding grand sponsor of Singapore FinTech Festival, the largest FinTech event in the world with over 60,000 attendees each year for five consecutive years since 2017, and the sole strategic partner of Hong Kong FinTech Week, Hong Kong’s annual FinTech event, for four years in a row since 2018.

(4) Amend the last paragraph under the heading of “Overview” starting on page 4, page 85 and page 144 to read as follows:

We generate revenue primarily from fees and commissions from our digital financial services business and SpiderNet ecosystem solutions business during the fiscal years ended April 30, 2019, 2020, and 2021, and the ten months ended February 28, 2022. We have achieved tremendous growth since the launch of our SpiderNet ecosystem solutions business in December 2017 as a result of the continued expansion and monetization of AMTD SpiderNet ecosystem. Our revenue increased significantly from HK$14.6 million for the fiscal year ended April 30, 2019 to HK$167.5 million for the fiscal year ended April 30, 2020, and to HK$195.8 million (US$25.2 million) for the fiscal year ended April 30, 2021, and from HK$162.4 million for the ten months ended February 28, 2021 to HK$168.0 million (US$21.5 million) for the ten months ended February 28, 2022. Our net profit increased significantly from HK$21.5 million for the fiscal year ended April 30, 2019 to HK$158.3 million for the fiscal year ended April 30, 2020, and to HK$171.6 million (US$22.1 million) for the fiscal year ended April 30, 2021, and from HK$113.0 million for the ten months ended February 28, 2021 to HK$186.8 million (US$23.9 million) for the ten months ended February 28, 2022. We continue to deepen and monetize our relationship with clients by cross-selling solutions that fill their unique needs

(5)    Insert a new paragraph under the heading of “Corporate History and Structure” on page 6 and under the section entitled “Corporate History and Structure” on page 70 to read as follows:

On February 23, 2022, AMTD IDEA Group, a leading Hong Kong-headquartered comprehensive financial institution dual-listed on both the NYSE and SGX-ST (NYSE: AMTD; SGX: HKB) controlled by our Controlling Shareholder, acquired a majority stake in us. As of the date of this prospectus, AMTD IDEA Group owns 97.1% of our issued and outstanding shares, and 99.9% of our total voting power.

(6)    Insert the following paragraphs immediately after the disclosures under the heading of “Corporate History and Structure” to read as follows:

Risks Relating to Doing Business in Mainland China and Hong Kong

We face various legal and operational risks and uncertainties relating to our operations. Although we do not have any material operation or maintain any office or personnel in Mainland China and we do not have any variable interest entities structure in place, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to variable interest entities, data and cyberspace security, and anti-monopoly concerns, would apply to us. Should these statements or regulatory actions apply to us, including our Hong Kong operations, in the future, or if we expand our business operations into Mainland China leveraging our fusion-in program, through AMTD SpiderNet ecosystem or in some other ways such that we become subject to them to a greater extent, our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. For example, PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are constantly evolving. Various regulatory bodies in China, specifically the Cyberspace Administration of China, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. As of the date of this prospectus, we do not have any material operation in Mainland China and we have not collected, stored, or managed any personal information in Mainland China. Our management have conducted an analysis of the status and scope of our operations, including data compliance, and have concluded that currently we do not expect that PRC laws and regulations on data security, data protection or cybersecurity to be applied to us or that the oversight of the Cyberspace Administration of China will be extended to our operations outside of Mainland China. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future and if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings at a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations.

These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”

The PRC government has significant authority to regulate, influence or intervene in the Mainland China operations of an offshore holding company at any time. It also oversees and controls and may exert more control over offerings conducted outside China by, and foreign investment in, China-based issuers. We cannot assure you that such oversight and control will not be extended to companies operating in Hong Kong such as us. These risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in Mainland China and Hong Kong, see “Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong.”

The Holding Foreign Companies Accountable Act

We face risks relating to the lack of inspection from the Public Company Accounting Oversight Board (the “PCAOB”) on our auditor, which may cause our securities to be delisted from the NYSE or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years, or two consecutive years if proposed changes to the law, i.e. the Accelerating Holding Foreign Companies Accountable Act, are enacted, beginning in 2021. The delisting or the cessation of trading of our ADS, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. Our auditor is identified by the PCAOB and is subject to the determination. See “Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections,” and “Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in Mainland China and Hong Kong, or as early as 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

As of the date of this prospectus, we do not have any material operation or maintain any office or personnel in Mainland China. We have not collected, stored, or managed any personal information in Mainland China. In addition, we plan to emphasize Southeast Asia as our core future area of growth. As such, we believe we are not required to obtain any permission from PRC authorities to operate and issue our ADSs to foreign investors as of the date of this prospectus, including permissions from the CSRC or CAC. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless” and “Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.”

(7) Amend the first bulleted paragraph on page 10 to read as follows:

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The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and otherwise result in material adverse change in our operations and the value of our ADSs

(8) Amend the third bulleted paragraph on page 10 to read as follows:

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The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

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Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

(9) Amend the last bulleted paragraph on page 10 to read as follows:

•

As we do not currently have any material operation or maintain any office or personnel in Mainland China and have not collected, stored, or managed any personal information in Mainland China, we believe we are not required to obtain any permission from PRC authorities to operate and issue our ADSs to foreign investors as of the date of this prospectus, including permissions requirements from the CSRC or CAC. However if (i) we inadvertently concluded that certain permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

(10) Insert the following paragraphs under the heading of “Implications of Being a Controlled Company”:

Upon the completion of this offering, our Controlling Shareholder and certain other affiliates will beneficially own 88.7% of our total issued and outstanding ordinary shares, representing 99.4% of the total voting power, assuming that the underwriters of this offering do not exercise their option to purchase additional ADSs, or 87.6% of our total issued and outstanding ordinary shares, representing 99.3% of the total voting power, assuming that the option is exercised in full. As a result, we will be a “controlled company” as defined under the NYSE Listed Company Manual because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. Currently, all of the committees of the board of directors of the Company, including the audit committee, the nominating and corporate governance committee, and the compensation committee, consist of only independent directors, which is in compliance with applicable corporate governance requirements. With regard to our board structure, our board is currently comprised of two independent directors and two executive directors. We may seek to rely on the exemption from the requirement that the board of a listed company consists of a majority of independent directors after one year of the listing date that is available to a “controlled company.”

For any matter required to be passed by a ordinary resolution, it has to be passed by a simple majority of votes casted by the shareholders of the Company. As long as the total Class B ordinary shares account for at least 4.77% of our total issued and outstanding shares, which equals to approximately 3,225,385 shares as of the date of this prospectus and 3,530,665 immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, these Class B ordinary shares will give the holders voting rights of at least 50.04%.

For any matter required to be passed by a special resolution, it has to be passed by two-thirds or of the votes casted by the shareholders of the Company. As long as the total Class B ordinary shares account for at least 9.10% of our total issued and outstanding shares, which equals to approximately 6,153,251 shares as of the date of this prospectus and 6,735,651 immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, these Class B ordinary shares will give the holders voting rights of at least 66.69%.

(11) Amend the last paragraph on page 14 to read as follows:

Our reporting currency is Hong Kong dollars as most of our revenue is denominated in Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were made at a rate of HK$7.8137 to US$1.00, the noon buying rate in effect as of February 28, 2022. On April 22, 2022, the noon buying rate for Hong Kong dollars was HK$7.8459 to US$1.00.

(12) The section entitled “Summary Consolidated Financial Data” starting on page 14 is amended and replaced in its entirety to read as set forth on Exhibit A below.

(13) Amend the first risk factor under the heading of “Risks Relating to Doing Business in Mainland China and Hong Kong” on page 21 to read as follows:

The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and otherwise result in material adverse change in our operations and the value of our ADSs.

Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time as the government deems appropriate to advance regulatory and social objectives and policy positions. For instance, the PRC government has recently published new policies that significantly affected certain industries. We cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong like us or that new policies will not be introduced to regulate our industry. The PRC government may also prevent us from transferring the cash we maintain in Hong Kong outside of PRC, or restrict our ability to deploy our cash into business or to pay dividends. Any such action could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business, and could result in a material adverse change to our business operations, including our Hong

Kong operations, our prospects, financial condition, and results of operations, require us to seek additional permission to continue our operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless. See also “—Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”

(14) Replace the risk factor originally under the heading of “Our ADSs may be delisted or prohibited from being traded over-the-counter under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting or the cessation of trading of our ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. The work of our auditor as it relates to the China operations of itself and of any registrant that it serves is currently not inspected by the PCAOB” starting on page 22 with the following:

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in Greater China, with operations in and who performs audit operations of registrants in China, a jurisdiction where the PCAOB has been unable to fully conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending April 30, 2024 which is due by August 31, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive noninspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States as early as 2023.

(15) Amend the risk factor under the heading of “Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.” starting on page 23 to read as follows:

We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization.

These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

In some jurisdictions, including Mainland China where we do not have material operations, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain.

The following summarizes some of the key recent legislative initiatives in China on the matters of data security and privacy:

Data Security

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In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Critical information infrastructure encompasses, under this regulation, key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this prospectus, no detailed rules or implementation rules have been issued by any authority. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As of the date of this prospectus, we have not been informed that we are a critical information infrastructure operator by any government authorities and we do not have any material operation or maintain any office or personnel in Mainland China. We have not collected, stored, or managed any personal information in Mainland China. In addition, we plan to emphasize Southeast Asia as our core future area of growth. As such, we currently do not expect the foregoing measures will have an impact on our business, results of operations, or this offering, and we believe that we are compliant with these measures to date. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to fines or other government sanctions and reputation damages. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.

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In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations stipulates that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of a given year to the municipal cybersecurity department by the end of January in the following year. As of the date of this prospectus, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. We cannot predict the impact of the Draft Regulations on us, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted version of the Draft Regulations mandates clearance of cybersecurity review and other specific actions to be completed by companies operating in Hong Kong like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

Personal Information and Privacy

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The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

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In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law steps up the protection for personal information and imposes additional requirements in terms of its processing. Nonetheless, many provisions under this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. Although as of the date of this prospectus, we have not collected, stored, or managed any personal information in Mainland China, given that there remain uncertainties regarding the further interpretation and implementation of the relevant laws and regulations, if they are deemed to be applicable to companies operating in Hong Kong like us, we cannot assure you that we will be able to comply or remain compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

(16) Amend the risk factor under the heading of “If we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected.” starting on page 25 to read as follows:

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and implementation of the regulations remain unclear.

In addition, the PRC government authorities may strengthen oversight over offerings that are conducted overseas. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of overseas listing of China-based companies, cybersecurity and data privacy protection requirements and similar matters. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. On December 28, 2021, the Cyberspace Administration of China and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022, and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before an overseas listing. Personal information to apply for a cybersecurity review before any public offering at a foreign stock exchange. On December 27, 2021, the NDRC and the Ministry of Finance jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage should be subject to the relevant regulations on the domestic securities investments by foreign investors. The foregoing regulations are either recently issued or remain in draft form and there remain substantial uncertainties with respect to their interpretation and implementation.

As of the date of this prospectus, we do not have any material operation or maintain any office or personnel in Mainland China. We have not collected, stored, or managed any personal information in Mainland China. In addition, we plan to emphasize Southeast Asia as our core future area of growth. As such, we believe we are not required to obtain any permission from PRC authorities to operate and issue our ADSs to foreign investors as of the date of this prospectus, including permissions from the CSRC or CAC. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless” and “Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.”

(17) Amend the first paragraph of the risk factor under the heading of “We have a limited operating history and experience in our SpiderNet ecosystem solutions business, which makes it difficult to evaluate our business. We cannot assure you that the market for our services will develop as we expect or that we will be able to maintain the growth rate that we have experienced to date.” on page 27 to read as follows:

We commenced operations of our SpiderNet ecosystem solutions business in December 2017, primarily providing clients with exclusive paid membership access to the AMTD SpiderNet. Since then we have achieved rapid growth in terms of client base and revenue. For the fiscal years ended April 30, 2019, 2020, and 2021, and for the ten months ended February 28, 2022, our SpiderNet ecosystem solutions business accounted for 40.4%, 94.1%, 94.0%, and 93.7% of our total revenue, respectively. However, our limited operating history in our

SpiderNet ecosystem solutions business may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history and experience in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

(18) Amend the risk factor under the heading of “A significant portion of our income is contributed by a limited number of clients. If we cannot retain these clients for any reason or expand our client base, our income may decrease and our financial condition and results of operations may be materially and adversely affected.” on page 33 to read as follows:

For the fiscal years ended April 30, 2019, 2020, and 2021, and the ten months ended February 28, 2022, the top five clients in terms of overall income contribution aggregately accounted for 56.6%, 78.0%, 41.5%, and 42.6% of our total revenue, respectively. Although we plan to continue to expand our client base, launch more tailor-made products and solutions, and generate income from a wider range of clients, we cannot guarantee you that we will be able to succeed, and that such client concentration will decrease. If we fail to retain our top clients, our overall income may decrease and our financial condition and results of operations may be materially and adversely affected.

(19) Insert a new paragraph in the risk factor under the heading of “Unfavorable financial market and economic conditions could materially and adversely affect our business, financial condition, and results of operation.” on page 35 to read as follows:

The credit and financial markets have experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia. The conflict is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia may resort to retaliatory actions, including the launching of cyberattacks. Any of the foregoing consequences, including those we cannot yet predict, may cause our business, financial condition, results of operations and the price of our ADSs to be adversely affected.

(20) Amend the risk factor under the heading of “Our results of operations may be materially affected by fluctuations in the fair value of our equity investments in our investee companies.” on page 37 to read as follows:

We have made equity investments in private companies and recognize changes in fair value on financial assets measured at FVTPL on our consolidated statement of profit or loss. For the fiscal years ended April 30, 2019, 2020, and 2021, and the ten months ended February 28, 2022, changes in fair value on financial assets measured at FVTPL from our digital investments business and digital media, content, and marketing business accounted for 89.7%, 27.5%, 41.0%, and 67.8% of our profit for the year, respectively. Fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity. While we may seek to hedge the market risk for some of these investments, an effective hedge may not be available, and if available, may not be fully effective. We measure their fair value based on an assessment of each underlying security, considering rounds of financing, third-party transactions, and market-based information, including comparable company transactions, trading multiples, and changes in market outlook.

(21) Amend the risk factor under the heading of “The current tensions in international economic relations may negatively affect the demand for our services, and our results of operations and financial condition may be materially and adversely affected.” on page 43 to read as follows:

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China and also as a result of the conflict in Ukraine and sanctions on Russia.

The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. For example, September 17, 2018, former President Trump announced his decision to impose a 10% tariff on the third list of US$200 billion in imports from China to the United States effective September 24, 2018. On May 8, 2019, the U.S. government announced it would increase these tariffs to 25%. These tariffs are in addition to two earlier rounds of tariffs implemented against Chinese products on June 6, 2018 and August 16, 2018 that amount to tariffs on US$50 billion of Chinese products imported into the United States. On May 13, 2019, China responded by imposing tariffs on certain U.S. goods on a smaller scale, and proposed to impose additional tariffs on U.S. goods. On January 15, 2020, the United States and China entered into a phase one trade deal.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations.

Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions.

Uncertainty surrounding the escalating conflict between Russia and Ukraine could also negatively impact global and regional financial markets. Poor relations between the United States and Russia, sanctions by the United States and the European Union against Russia, and any escalation of political tensions or economic instability could increase the threat of armed conflict, cyberwarfare and economic instability that could further increase market volatility and uncertainty.

As a financial services firm with business exposure and operations in Singapore and Hong Kong, our businesses are materially affected by the financial markets and economic conditions in Singapore, Hong Kong, China, and elsewhere in the world. Escalations of the tensions may lead to slower growth in the global economy in general, which in turn could negatively affect our clients’ businesses and materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.

(22) Amend the first paragraph of the risk factor under the heading of “We may have conflicts of interest with our Controlling Shareholders or any of its controlling shareholders and, because of our Controlling Shareholder’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.” on page 49 to read as follows:

Immediately upon the completion of this offering, our Controlling Shareholder will beneficially own 44.9% of our outstanding ordinary shares, representing 87.7% of our total voting power, assuming the underwriters of this offering do not exercise their option to purchase additional ADSs. Accordingly, our Controlling Shareholder will continue to be our controlling shareholder immediately upon the completion of this offering and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

(23) Amend the first bulleted paragraph on page 50 to read as follows:

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Employee recruiting and retention. Because we, and our Controlling Shareholder are engaged in financial service-related businesses in Hong Kong, we may compete with our Controlling Shareholder in the hiring of new employees. In May 2021, we entered into a non-competition agreement and have a non-solicitation arrangement with our Controlling Shareholder that restricts us and our Controlling Shareholder from hiring any of each other’s employees.

(24) Amend the second bulleted paragraph on page 50 to read as follows:

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Our board members or executive officers may have conflicts of interest. Our director and president, Frederic Lau, is also the executive vice chairman of our Controlling Shareholder. Our director and chief executive officer, Mark Chi Hang Lo, is also the group vice president of our Controlling Shareholder. Our chief financial officer, Xavier Ho Sum Zee, is also the group chief financial officer of our Controlling Shareholder. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

(25) Amend the risk factor under the heading of “Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.” on page 54 to read as follows:

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS or per share basis. As a result, you will experience immediate and substantial dilution of approximately US$4.84 per ADS or US$12.11 per share (assuming no exercise of outstanding options to acquire ordinary shares), representing the difference between (i) our as adjusted net tangible book value per ADS of US$2.66 as of February 28, 2022 after giving effect to this offering, and (ii) the assumed initial public offering price per share of US$7.50 per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus). In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. Substantially all of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS or per share basis that is less than the initial public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

(26) Amend the risk factor under the heading of “We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.” on page 59 to read as follows:

As of February 28, 2022, we had HK$102.0 million (US$13.1 million) in cash and cash equivalents. We expect our cash and cash equivalents immediately after the completion of this offering to be HK$950.4 million (US$121.6 million), based upon an assumed initial public offering price of US$7.50 per ADS, which is the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

(27) Amend the first paragraph under the Section entitled “Use of Proceeds” on page 63 to read as follows:

We estimate that we will receive net proceeds from this offering of approximately US$108.6 million, or approximately US$125.3 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$7.50 per ADS, which is the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of US$7.50 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds to us from this offering by US$14.9 million, assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

(28) The section entitled “Capitalization” on page 65 is amended in its entirety to read as set forth on Exhibit B below.

(29) The section entitled “Dilution” starting on page 66 is amended in its entirety to read as set forth on Exhibit C below.

(30) Amend the last bulleted paragraph on page 71 to read as follows:

AMTD Group is the founding member and has been a strategic partner of the Singapore FinTech Festival for the past five consecutive years.

(31) Amend the first paragraph under the heading of “Our Relationship with the Controlling Shareholder and Other Group Companies” on page 79 to read as follows:

We are the core of the AMTD SpiderNet, and hence, we have created a shareholding structure where the interest of all AMTD Group companies’ interests are aligned with ours, ensuring seamless cooperation between the group companies and that maximum synergies will be achieved. As of the date of this prospectus, AMTD Digital Inc. is effectively 97.1%-owned by our Controlling Shareholder and its subsidiaries in aggregate.

(32) Amend the fourth sentence under the heading of “Our ability to attract, retain, and motivate talents” on page 81 to read as follows:

Our staff costs for the fiscal years ended April 30, 2019, 2020, and 2021, and the ten months ended February 28, 2022 were HK$9.2 million, HK$15.2 million, HK$48.0 million (US$6.2 million), and HK$63.1 million (US$8.1 million), respectively, representing 63.0%, 9.1%, 24.5%, and 37.6% of our total revenue for the corresponding periods.

(33) Replace the table under the heading of “Results of Operation” and its accompanying footnote on page 89 with the table and footnote below:

	For the Fiscal Year Ended April 30,				For the Ten Months Ended February 28,
	2019	2020	2021		2021	2022

	(in thousands)
	HK$	HK$	HK$	US$	HK$	HK$	US$
Revenue	14,554	167,547	195,816	25,213	162,412	168,013	21,502
Employee benefits expense	(9,169)	(15,168)	(48,026)	(6,184)	(38,796)	(63,127)	(8,079)
Advertising and promotion expense	— *	— *	(2,547)	(328)	(2,509)	(3,766)	(482)
Premises and office expenses	(1,541)	(4,737)	(5,230)	(673)	(4,486)	(5,290)	(677)
Legal and professional fee	(2,650)	(1,952)	(6,850)	(882)	(5,832)	(11,473)	(1,468)
Depreciation and amortization	—	—	(4,896)	(630)	(3,805)	(5,449)	(697)
Other expenses	(672)	(1,649)	(3,323)	(428)	(3,186)	(1,318)	(169)
Changes in fair value on financial assets measured at FVTPL	19,319	43,592	70,291	9,051	28,978	126,642	16,208
Other income	252	—	1,323	170	1,288	1,270	163
Other gains and losses, net	2,058	(5,586)	(306)	(39)	(643)	1,521	194

Profit before tax	22,151	182,047	196,252	25,270	133,421	207,023	26,495
Income tax expense	(607)	(23,715)	(24,611)	(3,169)	(20,412)	(20,228)	(2,589)

Profit for the year/period	21,544	158,332	171,641	22,101	113,009	186,795	23,906

Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operation	—	—	828	107	1,209	(679)	(87)

Other comprehensive income (expense) for the year/period	—	—	828	107	1,209	(679)	(87)

Total comprehensive income for the year/period	21,544	158,332	172,469	22,208	114,218	186,116	23,819

Note:

*	The advertising and promotion expenses for the fiscal years ended April 30, 2019 and 2020 were insignificant and included in other expenses.

(34) Replace the table under the heading of “Segment Information” and its accompanying footnote on page 90 with the table and footnote below:

	For the Fiscal Year Ended April 30,				For the Ten Months Ended February 28,
	2019	2020	2021		2021	2022

	(in thousands)
	HK$	HK$	HK$	US$	HK$	HK$	US$
Digital Financial Services
Segment revenue	8,671	9,869	11,721	1,509	10,372	10,088	1,291
Segment result	1,863	4,765	1,084	140	1,328	1,089	139
SpiderNet Ecosystem Solutions
Segment revenue	5,883	157,678	184,095	23,704	152,040	157,392	20,143
Segment result	1,945	140,134	144,276	18,577	119,499	116,502	14,910
Corporate (including digital investments business and digital media, content, and marketing business)
Segment revenue	—	—	—	—	—	533	68
Changes in fair value on financial assets measured at FVTPL	19,319	43,592	70,291	9,051	28,978	126,642	16,208
Segment result	19,062	43,291	70,800	9,116	29,043	125,549	16,068

Total segment result	22,870	188,190	216,160	27,833	149,870	243,140	31,117

Note:

(1)	Segment result represents segment revenue and changes in fair value on financial assets measured at FVTPLs less direct cost attributable to the applicable segment.

(35) Insert a section under the heading of “Ten Months Ended February 28, 2022 Compared to Ten Months Ended February 28, 2021” on page 90 to read as set forth in Exhibit D below.

(36) Replace the table under the heading of “Changes in fair value on financial assets measured at FVTPL” starting on page 96 with the table below:

Summary of investments
Name of investments	Purchase price	Carrying value		Corresponding investment gains (losses)		Key factors of fluctuation in gains (losses)
		As of April 30,		For the Year Ended April 30,
		2020	2021	2020	2021

		(HK$ in millions)

Investment A (technology-enabled health-care solutions platform)	78.5	108.5	78.5	28.0	(30.0)	During the fiscal year ended April 30, 2020, the fair value of the investment increased mainly due to the financial performance and business development of the investee. During the fiscal year ended April 30, 2021, the fair value decreased by reference to the recent transaction price of shares issuance of the investee.

Investment B (digital media platform)	1.6	—	1.6	—	—	The investment was acquired in April 2021. The fair value of the investment approximated its acquisition cost as of April 30, 2021.

Investment C (card payment solutions)	6.2	—	6.2	—	—	The investment was acquired in November 2020. The fair value of the investment approximated its acquisition cost as of April 30, 2021 with reference to recent transaction price.

Investment D (cross-border payment platform)	2.2	—	2.2	—	—	The investment was acquired in December 2020. The fair value of the investment approximated acquisition cost as of April 30, 2021.

Investment E (digital format movie production)	59.8	—	60.9	—	1.1	The fair value of the investment increased by HK$1.1 million during the year ended April 30, 2021 by reference to the estimated box office performance.

Investment F (digital format movie production)	16.5	—	18.8	—	2.3	The fair value of the investment increased by HK$2.3 million during the year ended April 30, 2021 by reference to the estimated box office performance.

Investment G (digital format movie production)	4.2	—	1.5	—	(2.7)	The fair value of the investment decreased by HK$2.7 million during the year ended April 30, 2021 by reference to the estimated box office performance.

Investment H (artificial intelligence technology services)	19.6	22.7	—	(1.8)	55.1	During the fiscal year ended April 30, 2020, the fair value decreased mainly due to the impact of market downturn caused by the COVID-19 on the investee’s performance. During the fiscal year ended April 30, 2021, the investment was disposed with realized gain of HK$55.1 million.

Investment I (content-driven lifestyle platform)	80.6	77.5	124.3	(1.0)	44.5	The fair value of the investment decreased by HK$1.0 million during the year ended April 30, 2020 due to exchange rate fluctuation. During the fiscal year ended April 30, 2021, the fair value of the investment increased mainly due to the financial performance and business development of the investee.

Investment J (communication software)	7.8	—	—	8.3	—	The investment was fully disposed during the year ended April 30, 2020 with realized gain of HK$8.3 million.

Investment K (digital financing solutions platform)	7.8	—	—	10.1	—	The investment was fully disposed during the year ended April 30, 2020 with realized gain of HK$10.1 million.

	284.8	208.7	294.0	43.6	70.3

(37) Replace the table under the heading of “Changes in fair value on financial assets measured at FVTPL” starting on page 100 with the table below:

Summary of investments
Name of investments	Purchase price	Carrying value		Corresponding investment gains (losses)		Key factors of fluctuation in gains (losses)
		As of April 30,		For the Year Ended April 30,
		2019	2020	2019	2020
(HK$ in millions)

Investment A (technology-enabled health-care solutions platform)	78.5	80.5	108.5	2.1	28.0	The fair value of the investment increased during the year ended April 30, 2019 and the year ended April 30, 2020 mainly due to the financial performance and business development of the investee.

Investment H (artificial intelligence technology services)	19.6	24.5	22.7	4.9	(1.8)	During the fiscal year ended April 30, 2019, the fair value increased mainly due to the financial performance and business development of the investee. During the fiscal year ended April 30, 2020, the fair value decreased mainly due to the impact of market downturn caused by the COVID-19 on the investee’s performance.

Investment I (content-driven lifestyle platform)	78.5	78.5	77.5	—	(1.0)	The fair value of the investment decreased by HK$1.0 million during the year ended April 30, 2020 due to exchange rate fluctuation.

Investment J (communication software)	7.8	10.4	—	(1.0)	8.3	The fair value of the investment decreased by HK$1.0 million during the year ended April 30, 2019 mainly due to the financial performance and business development of the investee. The investment was fully disposed during the year ended April 30, 2020 with realized gain of HK$8.3 million.

Investment K (digital financing solutions platform)	7.8	7.8	—	—	10.1	The investment was fully disposed during the year ended April 30, 2020 with realized gain of HK$10.1 million.

Investment L (online lending platform)	296.5	317.1	—	(2.2)	—	The fair value of the investment decreased by HK$2.2 million during the year ended April 30, 2019 according to the recent transaction price of the shares of the investee. The investment was fully disposed during the year ended April 30, 2020 without gain or loss.

Investment M (digital financing solutions platform)	7.8	—	—	10.3	—	The investment was fully disposed during the year ended April 30, 2019 with realized gain of HK$10.3 million.

Investment N (used cars online retailing platform)	54.4	—	—	5.2	—	The investment was fully disposed during the year ended April 30, 2019 with realized gain of HK$5.2 million.
Total	550.9	518.8	208.7	19.3	43.6

(38) Amend the first three paragraphs under the heading of “Liquidity and Capital Resources” on page 102 to read as follows:

Prior to this offering, our principal sources of liquidity to finance our operating and investing activities have been net cash provided from operating activities, funding from our Controlling Shareholder, and historical equity financing activities. As of February 28, 2022, we had HK$102.0 million (US$13.1 million) in cash and cash equivalents, out of which HK$31.6 million (US$4.0 million) was held in U.S. dollars, HK$64.2 million(US$8.3 million) was held in Hong Kong dollars, HK$6.2 million (US$0.8 million) was held in Singapore dollars. Our cash and cash equivalents primarily consist of cash on hand and general bank balances excluding fiduciary bank balances representing client’s cash, which are unrestricted for withdrawal or use.

Our total indebtedness was nil as of February 28, 2022.

Our net cash generated from operating activities for the fiscal years ended April 30, 2019, 2020, and 2021, and for the ten months ended February 28, 2022 was HK$24.6 million, HK$213.8 million, HK$82.9 million (US$10.7 million) and HK$33.8 million (US$4.3 million), respectively. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures at least for the next 12 months from the date of this prospectus. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in an increase in fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

(39) Replace the table under the heading of “Cashflow” on page 103 with the table below:

	For the Fiscal Year Ended April 30,				For the Ten Months Ended February 28,
	2019	2020	2021		2021	2022

	(in thousands)
	HK$	HK$	HK$	US$	HK$	HK$	US$

Summary Consolidated Cash Flows Data
Net cash from operating activities	24,556	213,755	82,901	10,674	25,870	33,846	4,331
Net cash (used in) from investing activities	(3,071,469)	(674,500)	128,167	16,503	(200,195)	(347,557)	(44,480)
Net cash from financing activities	2,682,623	651,191	7,894	1,016	7,387	—	—

Net (decrease)/increase in cash and cash equivalents	(364,290)	190,446	218,962	28,193	(166,938)	(313,711)	(40,149)
Cash and cash equivalents at the beginning of the year/period	370,054	5,764	196,210	25,264	196,210	416,420	53,294
Effect of foreign exchange rate changes	—	—	1,248	161	1,739	(732)	(94)

Cash and cash equivalents at the end of the year/period	5,764	196,210	416,420	53,618	31,011	101,977	13,051

(40) Insert a new paragraph under the heading of “Operating Activities” on page 103 to read as follows:

Net cash generated from operating activities for the ten months ended February 28, 2022 was HK$33.8 million (US$4.3 million), which consists of our profit before tax of HK$207.0 million (US$26.5 million) as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for noncash items included HK$130.7 million (US$16.7 million) of gain on disposal of a financial asset measured at FVTPL, HK$3.9 million (US$0.5 million) of changes in fair value on financial assets measured at FVTPL, HK$5.4 million (US$0.7 million) of depreciation and amortization, and HK$8.6 million (US$1.1 million) of share-based payment. The principal items accounting for the changes in operating assets and liabilities were (i) HK$10.7 million (US$1.4 million) of decrease in account receivables primarily attributable to the increase in settlement of SpiderNet ecosystem solutions income, (ii) HK$11.6 million (US$1.5 million) of decrease in prepayments and other receivables primarily attributable to settlement in other receivables, (iii) HK$27.2 million (US$3.5 million) of decrease in accruals and other payables primarily due to the settlement of other payables, (iv) HK$14.4 million (US$1.8 million) of decrease in contract liabilities primarily attributable to the SpiderNet ecosystem solutions services rendered, and (v) HK$41.5 million (US$5.3 million) of tax payment.

(41) Insert a new paragraph under the heading of “Investing Activities” on page 104 to read as follows:

Net cash used in investing activities for the ten months ended February 28, 2022 was HK$347.6 million (US$44.5 million), which was attributable to HK$346.0 million (US$44.3 million) of movement in amounts due from group companies in connection with intra-group treasury fund allocation.

(42) Insert a new paragraph under the heading of “Financing Activities” on page 104 to read as follows:

There were no cash from financing activities for the ten months ended February 28, 2022.

(43) Amend the disclosures under the heading of “Capital Expenditure” on page 105 to read as follows:

Our capital expenditure was nil for the fiscal years ended April 30, 2019 and 2020, HK$0.2 million (US$25.8 thousand) for the fiscal year ended April 30, 2021, and HK$1.8 million (US$0.2 million) for the ten months ended February 28, 2022. We will make capital expenditure to meet the expected growth of our business. We intend to fund our future capital expenditure with our existing cash and bank balances.

(44) Replace the heading of and the disclosures under the original heading of “Critical Accounting Policies and Estimates” starting on page 105 with the following:

Critical Accounting Estimates

We prepare our financial statements in accordance with IFRS issued by the IASB, which requires us to make judgments, estimates, and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of significant accounting judgments, and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of significant accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Some of our significant accounting policies as disclosed in the consolidated financial statements require critical accounting estimates and judgments. We have identified and described the critical accounting estimates in the following section.

Fair value measurement of unquoted equity instruments

Fair value measurements are categorized into level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety. The type and level of judgment required is dependent on the amount of observable market-based data available to the Company. For instruments valued using valuation models and techniques that use significant unobservable inputs and are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2. In determining the estimate of fair value for an instrument within level 3, the management firstly determines the appropriate and reasonable valuation model and technique to use. Second, the lack of availability of market based data requires management to assess relevant empirical data in deriving valuation inputs with significant judgments and assumption. Details of the significant unobservable inputs used in the level 3 valuation are presented in the consolidated financial statements.

Estimation of unobservable market inputs or other factors can affect the amount of gain or loss recorded in the reporting period and the amount of the position as at year end. The Company believes the estimates applied to be based on reasonable assumptions, but which are inherently uncertain. As a result, actual results may differ from the assumptions and judgments used to determine fair value of the financial instruments acquired. Changes in these estimates and assumptions and valuation model or techniques may have a material effect on our financial condition and results of operations. Details of the sensitivity of fair value of the level 3 instruments to the significant unobservable inputs are presented in the consolidated financial statements.

(45) Amend the disclosures under the heading of “Inflation” on page 107 to read as follows:

To date, inflation in Singapore and Hong Kong has not materially affected our results of operations. According to the Singapore Department of Statistics, the year-over-year percent changes in the consumer price index for April 30, 2019 was increase of 0.9%, for April 30, 2020 was decrease of 0.7%, for April 30, 2021 was increase of 2.1%, and for February 28, 2022 was

4.3%. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for April 30, 2019, 2020, and 2021, and for February 28, 2022 were increases of 2.9%, 1.9%, 0.8%, and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if Singapore or Hong Kong experiences higher rates of inflation in the future.

(46) Amend the first and the second bulleted paragraphs under the heading of “Airstar Bank’s Services” on page 150 to read as follows:

•

Deposit. Airstar Bank provides customized deposits at attractive interest rates with flexibility in maturity dates. The process will be driven by e-KYC procedures to allow account opening within 5 minutes. Airstar Bank currently offers two types of deposit services: (i) tiered-pricing savings deposits where clients will enjoy a deposit rate of up to 0.9% per annum for Hong Kong dollar saving deposits and (ii) time deposits where clients enjoy favorable interest rate, compared to traditional banks.

•

Personal Loan. Airstar Bank offers loans to clients based on automated credit assessment capabilities utilizing big data analytics, models, and algorithms. Airstar Bank’s credit assessment system analyzes a client’s background information, including financial status, behavior patterns, and credit history to determine loan amount, loan tenor, and interest rate. Airstar Bank currently offers (i) personal loan with efficient application process and attractive annual percentage rate as low as 1.28%; and (ii) debt consolidation loan with the first repayment prolonging up to 60 days.

(47) Amend the first two paragraphs and the table under the heading of “Employees” on page 164 to read as follows:

We had 13, 20, 51 and 50 employees as of April 30, 2019, 2020, 2021 and February 28, 2022, respectively. All of our employees were located in Hong Kong and Singapore.

The following tables sets forth the number of our employees by function as of February 28, 2022.

Function	Number of Employees	Percentage
Senior management	4	8%
Frontline staff	35	70%
Supporting staff	11	22%

Total	50	100.0%

(48) Replace the table under the heading of “Directors and Executive Officers” on page 189 with the following:

Directors and Executive Officers	Age	Position/Title
Timothy Wai Cheung Tong	68	Chairman of the Board of Directors and Independent Director

Nimil Rajnikant Parekh	59	Independent Director

Frederic Lau	70	Director and President

Mark Chi Hang Lo	44	Director and Chief Executive Officer

Xavier Ho Sum Zee	47	Chief Financial Officer

(49) Add the following disclosure to Dr. Timothy Wai Cheung Tong’s biography on page 189:

Dr. Tong is also an independent director of AMTD IDEA Group (NYSE: AMTD; SGX:HKB) since February 2022.

(50) Amend Mr. Xavier Ho Sum Zee’s biography on page 190 to read as follows:

Xavier Ho Sum Zee is our chief financial officer. Mr. Zee is also the chief financial officer of AMTD IDEA Group. Mr. Zee was admitted to the partnership of PricewaterhouseCoopers in 2008, and has over 24 years of professional experience in providing assurance, business advisory, and capital market services to companies, especially in the financial service industry. Mr. Zee obtained his bachelor’s degree in business administration with first class honors in The Chinese University of Hong Kong in 1996. Mr. Zee is currently a member of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants, and is a Chartered Global Management Accountant.

(51) The section entitled “Principal Shareholders” starting on page 195 is amended in its entirety to read as set forth on Exhibit E below.

(52) The section entitled “Related Party Transactions” starting on page 197 is amended in its entirety to read as set forth on Exhibit F below.

(53) Amend the first four paragraphs under the section entitled “Description of Share Capital” on page 199 to read as follows:

We are an exempted company incorporated in the Cayman Islands with limited liability and our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as revised from time to time) of the Cayman Islands, which we refer to as the Companies Act of the Cayman Islands below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$1,000,000 divided into (i) 8,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, and (ii) 2,000,000,000 Class B ordinary shares of a par value of US$0.0001 each. All of our shares to be issued in the offering will be issued as fully paid.

As of the date of this prospectus, there are 26,050,142 Class A ordinary shares and 41,568,000 Class B ordinary shares issued, outstanding and fully paid. No issued and outstanding Class A ordinary shares or Class B ordinary shares are not fully paid. Immediately after the completion of this offering, we will have 74,018,142 ordinary shares issued and outstanding, comprising 32,450,142 Class A ordinary shares and 41,568,000 Class B ordinary shares.

(54) Amend the first paragraph and the first table under the section entitled “Underwriting” on page 228 to read as follows:

AMTD Global Markets Limited is acting as the representative of the underwriters and book-running manager of this offering. Under the terms of an underwriting agreement dated , each of the underwriters named below has severally agreed to purchase from us the respective number of ADSs shown opposite its name below:

Underwriters	Number of ADSs
AMTD Global Markets Limited
Maxim Group LLC
Livermore Holdings Limited

Total:

(55) Replace references to “AMTD International Inc. ” and “AMTD International” with “AMTD IDEA Group” following the change of the corporate name of AMTD International Inc. to “AMTD IDEA Group” effective from March 1, 2022.

(56) Amend the table under the section entitled “Expenses Related to the Offering” on page 240 to read as follows:

	Estimated Expenses
SEC Registration Fee	US$	16,461
FINRA Filing Fee		23,132
NYSE Application and Listing Fee		150,000
Printing and Engraving Expenses		138,000
Legal Fees and Expenses		2,360,000
Accounting Fees and Expenses		901,319
Miscellaneous		73,000

Total	US$	3,661,912

(57) Amend the first paragraph of the section entitled “Experts” on page 237 to read as follows:

The financial statements as of April 30, 2019, 2020 and 2021 and for each of the three years in the period ended April 30, 2021 included in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

(58) Insert our consolidated financial results for the ten months ended February 28, 2022 as appear in Exhibit G immediately after F-57.

(59) File an amended form of Underwriting Agreement as exhibit 1.1.

(60) In addition to the foregoing, disclosures set forth elsewhere in the prospectus relating to our financial data are generally updated to reflect the availability and addition of our consolidated financial results for the ten months ended February 28, 2022.

Exhibit A

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of profit or loss and other comprehensive income data and summary consolidated cash flows data for the fiscal years ended April 30, 2019, 2020, and 2021 and summary consolidated statements of financial position data as of April 30, 2019, 2020, and 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of profit or loss and other comprehensive income data and summary consolidated cash flows data for the ten months ended February 28, 2021 and 2022 and summary consolidated statements of financial position data as of February 28, 2022 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. You should read this “Summary Consolidated Financial Data” section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB. Our historical results of operations are not necessarily indicative of results of operations expected for future periods.

The following table presents our summary consolidated statement of profit or loss and other comprehensive income data for the periods indicated.

	For the Fiscal Year Ended April 30,							For the Ten Months Ended February 28,
	2019		2020		2021			2021		2022
	HK$	%	HK$	%	HK$	US$	%	HK$	%	HK$	US$	%

	(in thousands, except for percentages and per share data)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenue from contracts with customers	14,554	100.0	167,547	100.0	195,816	25,213	100.0	162,412	100.0	168,013	21,502	100.0
Employee benefits expense	(9,169)	(63.0)	(15,168)	(9.1)	(48,026)	(6,184)	(24.5)	(38,796)	(23.9)	(63,127)	(8,079)	(37.6)
Advertising and promotion expense	— *	— *	— *	— *	(2,547)	(328)	(1.3)	(2,509)	(1.5)	(3,766)	(482)	(2.3)
Premises and office expenses	(1,541)	(10.6)	(4,737)	(2.8)	(5,230)	(673)	(2.7)	(4,486)	(2.8)	(5,290)	(677)	(3.2)
Legal and professional fee	(2,650)	(18.2)	(1,952)	(1.2)	(6,850)	(882)	(3.5)	(5,832)	(3.6)	(11,473)	(1,468)	(6.8)
Depreciation and amortization	—	—	—	—	(4,896)	(630)	(2.5)	(3,805)	(2.3)	(5,449)	(697)	(3.2)
Other expenses	(672)	(4.6)	(1,649)	(1.0)	(3,323)	(428)	(1.7)	(3,186)	(2.0)	(1,318)	(169)	(0.8)
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)	19,319	132.7	43,592	26.0	70,291	9,051	35.9	28,978	17.9	126,642	16,208	75.4
Other income	252	1.7	—	—	1,323	170	0.7	1,288	0.8	1,270	163	0.8
Other gains and losses, net	2,058	14.1	(5,586)	(3.3)	(306)	(39)	(0.2)	(643)	(0.4)	1,521	194	0.9

Profit before tax	22,151	152.1	182,047	108.6	196,252	25,270	100.2	133,421	82.2	207,023	26,495	123.2
Income tax expense	(607)	(4.1)	(23,715)	(14.1)	(24,611)	(3,169)	(12.6)	(20,412)	(12.6)	(20,228)	(2,589)	(12.0)

Profit for the year/period	21,544	148.0	158,332	94.5	171,641	22,101	87.6	113,009	69.6	186,795	23,906	111.2

Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	—	—	—	—	828	107	0.4	1,209	0.7	(679)	(87)	(0.4)

Other comprehensive income (expense) for the year/period	—	—	—	—	828	107	0.4	1,209	0.7	(679)	(87)	(0.4)

Total comprehensive income for the year/period	21,544	148.0	158,332	94.5	172,469	22,208	88.0	114,218	70.3	186,116	23,819	110.8

Profit (loss) for the year/period attributable to:
- Owners of the Company	17,601	120.9	151,362	90.3	177,865	22,902	90.8	118,242	72.8	198,367	25,387	118.1
- Non-controlling interests	3,943	27.1	6,970	4.2	(6,224)	(801)	(3.2)	(5,233)	(3.2)	(11,572)	(1,481)	(6.9)

	21,544	148.0	158,332	94.5	171,641	22,101	87.6	113,009	69.6	186,795	23,906	111.2

Total comprehensive income (expense) for the year/period attributable to:
- Owners of the Company	17,601	120.9	151,362	90.3	178,315	22,960	91.0	118,887	73.2	198,021	25,343	117.9
- Non-controlling interests	3,943	27.1	6,970	4.2	(5,846)	(752)	(3.0)	(4,669)	(2.9)	(11,905)	(1,524)	(7.1)

	21,544	148.0	158,332	94.5	172,469	22,208	88.0	114,218	70.3	186,116	23,819	110.8

Earnings per share
Basic	0.48		3.77		3.36	0.43		2.35		2.94	0.4
Diluted	N/A		3.77		3.36	0.43		2.35		2.93	0.4

Note:

*	The advertising and promotion expenses for the fiscal years ended April 30, 2019 and 2020, are insignificant and included in other expenses.

After the completion of the restructuring in December 2019, AMTD Digital Inc. became the holding company of our digital financial services, SpiderNet ecosystem solutions, and digital investments businesses, which have been operated under the common control of our Controlling Shareholder.

The following table presents our summary consolidated statements of financial position data as of the dates indicated.

	As of April 30,				As of February 28,
	2019	2020	2021		2022
	HK$	HK$	HK$	US$	HK$	US$

	(in thousands)
Summary Consolidated Statements of Financial Position Data
Total non-current assets	183,538	208,696	408,811	52,638	267,373	34,218
Total current assets	5,709,271	3,386,366	2,658,260	342,277	2,931,778	375,210

Total assets	5,892,809	3,595,062	3,067,071	394,915	3,199,151	409,428

Total non-current liabilities	—	25,276	38,062	4,901	13,567	1,736
Total current liabilities	5,770,695	2,295,632	135,787	17,484	96,910	12,403

Total liabilities	5,770,695	2,320,908	173,849	22,385	110,477	14,139

Equity attributable to owners of the Company	95,004	1,274,154	2,868,036	369,287	3,067,826	392,621
Non-controlling interests	27,110	—	25,186	3,243	20,848	2,668

Total equity	122,114	1,274,154	2,893,222	372,530	3,088,674	395,289

Total equity and liabilities	5,892,809	3,595,062	3,067,071	394,915	3,199,151	409,428

The following table presents our summary consolidated cash flows data for the periods indicated.

	For the Fiscal Year Ended April 30,				For the Ten Months Ended February 28,
	2019	2020	2021		2021	2022
	HK$	HK$	HK$	US$	HK$	HK$	US$

	(in thousands)
Summary Consolidated Cash Flows Data
Net cash from operating activities	24,556	213,755	82,901	10,674	25,870	33,846	4,331
Net cash (used in) from investing activities	(3,071,469)	(674,500)	128,167	16,503	(200,195)	(347,557)	(44,480)
Net cash from financing activities	2,682,623	651,191	7,894	1,016	7,387	—	—

Net (decrease)/increase in cash and cash equivalents	(364,290)	190,446	218,962	28,193	(166,938)	(313,711)	(40,149)
Cash and cash equivalents at the beginning of the year/period	370,054	5,764	196,210	25,264	196,210	416,420	53,294
Effect of foreign exchange rate changes	—	—	1,248	161	1,739	(732)	(94)

Cash and cash equivalents at the end of the year/period	5,764	196,210	416,420	53,618	31,011	101,977	13,051

Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Hong Kong and maintain our bank accounts and balances primarily in licensed banks in Hong Kong and Singapore. Most of our cash is in Hong Kong dollars. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong and Singapore. No transfer of cash or other types of assets has been made between our Cayman Islands holding company and subsidiaries as of the date of this prospectus.

Our Cayman Islands holding company has not declared or paid dividends in the past given the early development stage of our businesses, nor any dividends or distributions were made by a subsidiary to the Cayman Islands holding company. We intend to have our holding company distribute dividends in the future, but we do not have a fixed dividend policy. Although we intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all is at the discretion of our board of directors. Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past. U.S. investors will not be subject to Cayman Islands, Hong Kong, or Singapore taxation on dividend distributions, and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See “Taxation—United States Federal Income Tax Considerations—Dividends.”

One of our subsidiaries, AMTD Risk Solutions Group Limited, a licensed insurance intermediary under the Insurance Ordinance (Cap. 41) of Hong Kong, is subject to minimum paid-up capital requirements under relevant rules. BaoXianBaoBao Pte. Ltd., a wholly-owned subsidiary of PolicyPal Pte. Ltd. for which we hold a 51% equity interest, is a registered insurance broker and an exempt financial adviser in Singapore and is subject to a paid-up share capital requirement of an amount of not less than SGD$300,000 under relevant rules. In considering any distribution of the earnings to their respective holding companies, we must consider their respective financial conditions before making a decision. There are no other significant restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed. There are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors.

The PRC government has significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time, and such oversight may also extend to companies operating in Hong Kong like us. We cannot assure you that the PRC government will not prevent us from transferring the cash we maintain in Hong Kong outside of PRC, or restrict our ability to deploy our cash into business or to pay dividends. We could also be subject to limitations on the transfer or the use of our cash if we expand our business operations into Mainland China or conduct our operations in some other ways such that we become subject to PRC laws that regulate these activities. Any limitation on our ability to transfer or use our cash could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and otherwise result in material adverse change in our operations and the value of our ADSs.

Exhibit B

CAPITALIZATION

The following table sets forth our capitalization as of February 28, 2022:

•	on an actual basis; and

•

on an as-adjusted basis to reflect the issuance and sale of 6,400,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$7.50 per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

You should read the following table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of February 28, 2022
	Actual		As Adjusted(1)
	HK$	US$	HK$	US$

	(in thousands)

Equity
Share capital	52	7	57	7
Reserves	3,067,774	392,614	3,916,150	501,190

Total Capitalization(2)	3,067,826	392,621	3,916,207	501,197

Notes:

(1)

The as adjusted information discussed above is illustrative only. Our total capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 change in the assumed initial public offering price of US$7.50 per ADS in this offering, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would, in the case of an increase, increase and, in the case of a decrease, decrease total capitalization by US$14.9 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Exhibit C

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of February 28, 2022 was approximately US$382,972,599, or US$5.66 per ordinary share and US$2.27 per ADS as of the same date. Net tangible book value represents the amount of our total tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds that we will receive from this offering, from the assumed initial public offering price of US$7.50 per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in such net tangible book value after February 28, 2022, other than to give effect to our issuance and sale of 16,000,000 ADSs in this offering at an assumed initial public offering price of US$7.50 per ADS, the midpoint of the estimated public offering price range, after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs), our as adjusted net tangible book value as of February 28, 2022 would have been US$491,548,688, or US$6.64 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$2.66 per ADS. This represents an immediate increase in net tangible book value of US$0.98 per ordinary share, or US$0.39 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$12.11 per ordinary share, or US$4.84 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	18.75	US$	7.50
Net tangible book value as of February 28, 2022	US$	5.66	US$	2.27
As adjusted net tangible book value	US$	6.64	US$	2.66
Amount of dilution in net tangible book value to new investors in the offering	US$	12.11	US$	4.84

A US$1.00 change in the assumed initial public offering price of US$7.50 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our as adjusted net tangible book value after giving effect to this offering by US$14.9 million, the as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.20 per ordinary share and US$0.08 per ADS and the dilution in as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$2.30 per ordinary share and US$0.92 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of the prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a as adjusted basis as of February 28, 2022, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADS or ordinary shares) purchased from us, the total consideration paid, and the average price per ordinary share and per ADS paid before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option granted to the underwriters to purchase additional ADSs.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	67,618,142	91.4%	US$	326,718,557	73.1%	US$	4.83	US$	1.93
New investors	6,400,000	8.6%	US$	120,000,000	26.9%	US$	18.75	US$	7.50

Total	74,018,142	100.0%	US$	446,718,557	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

Exhibit D

Ten Months Ended February 28, 2022 Compared to Ten Months Ended February 28, 2021

Digital financial services segment

The segment revenue of the digital financial services segment decreased from HK$10.4 million for the ten months ended February 28, 2021 to HK$10.1 million (US$1.3 million) for the ten months ended February 28, 2022. The segment profit decreased from HK$1.3 million for the ten months ended February 28, 2021 to HK$1.1 million (US$139 thousand) for the ten months ended February 28, 2022, primarily due to the increase in employee benefits expense incurred during the ten months ended February 28, 2022.

SpiderNet ecosystem solutions segment

The segment revenue of the SpiderNet ecosystem solutions segment increased from HK$152.0 million for the ten months ended February 28, 2021 to HK$157.4 million (US$20.1 million) for the ten months ended February 28, 2022 and the segment profit remained stable at HK$116.5 million (US$14.9 million) for the ten months ended February 28, 2022, primarily due to our expansion of the SpiderNet ecosystem solutions business and offset by the increase in employee benefits expense incurred during the ten months ended February 28, 2022.

Corporate

The segment profit of corporate segment, which mainly consisted of changes in fair value on financial assets measured at FVTPL from our investments in innovative companies, was HK$125.5 million (US$16.1 million)

for the ten months ended February 28, 2022, compared to HK$29.0 million for the ten months ended February 28, 2021, primarily due to the realized gain from the disposal of certain investments during the ten months ended February 28, 2022.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 4 to our unaudited interim consolidated financial statements for the ten months ended February 28, 2021 and 2022 included elsewhere in this prospectus.

Ten Months Ended February 28, 2022 Compared to Ten Months Ended February 28, 2021

Revenue

Our revenue from contracts with customers increased from HK$162.4 million for the ten months ended February 28, 2021 to HK$168.0 million (US$21.5 million) for the ten months ended February 28, 2022, primarily due to the expansion of our SpiderNet ecosystem solutions business.

•

Digital financial services. Our commission income from the digital financial services segment decreased from HK$10.4 million for the ten months ended February 28, 2021 to HK$10.1 million (US$1.3 million) for the ten months ended February 28, 2022. The segment income remains stable during the ten months ended February 28, 2022.

•

SpiderNet ecosystem solutions. Our fee income from the SpiderNet ecosystem solutions segment increased from HK$152.0 million for the ten months ended February 28, 2021 to HK$157.4 million (US$20.1 million) for the ten months ended February 28, 2022, primarily due to our expansion of the SpiderNet ecosystem solutions business during the ten months ended February 28, 2022.

The level of membership fee for joining the SpiderNet ecosystem solution services is a bilateral fixed fee negotiated individually and agreed-upon with each particular customer covering a defined period of time. The factors influencing the level of annual fee include the depth of cooperation and relationship, expected spectrum of services required, expected near term and long-term benefits from participating in the SpiderNet ecosystem, and the relative bargaining power of respective customers taking into consideration the reputation, stage of growth, future revenue potential from other services which can be rendered, and other factors.

The average contract sum of the membership contracts decreased from HK$20.1 million for the ten months ended February 28, 2021 to HK$18.4 million (US$2.4 million) for the ten months ended February 28, 2022 while the weighted average contract terms of membership increased from 24.6 months for the ten months ended February 28, 2021 to 25.5 months for the ten months ended February 28, 2022.

•

Corporate. Our digital media, content, and marketing services income from corporate segment increased from nil for the ten months ended February 28, 2021 to HK$0.5 million (US$64 thousand) for the ten months ended February 28, 2022, primarily due to commencement of the digital media, content, and marketing services during the ten months ended February 28, 2022.

Changes in fair value on financial assets measured at FVTPL

Our changes in fair value on financial assets measured at FVTPL was HK$126.6 million (US$16.2 million) for the ten months ended February 28, 2022, compared to HK$29.0 million for the ten months ended February 28, 2021, primarily due to the realized gain from the disposed of certain investments during ten months ended February 28, 2022.

The table below shows the details of our investment portfolio as of April 30, 2021 and February 28, 2022 and corresponding investment gains or losses for the ten months ended February 28, 2021 and 2022.

Summary of investments
Name of investments	Purchase price	Carrying value		Corresponding investment gains (losses)		Key factors of fluctuation in gains (losses)
		As of April 30,	As of February 28,	For the Ten Months Ended February 28,
		2021	2022	2021	2022

		(HK$ in millions)

Investment A (technology-enabled health-care solutions platform)	78.5	78.5	71.0	(26.4)	(7.5)	During the ten months ended February 28, 2021, the fair value of the investment decreased by reference to the recent transaction price of shares issuance of the investee. During the ten months ended February 28, 2022, the fair value of the investment decreased mainly due to the financial performance and business development of the investee.

Investment B (digital media platform)	1.6	1.6	1.6	—	—	The investment was acquired in April 2021. The fair value of the investment approximated its acquisition cost as of February 28, 2022.

Investment C (card payment solutions)	6.2	6.2	6.8	—	0.6	The investment was acquired in November 2020. The fair value of the investment approximated its acquisition cost as of April 30, 2021 with reference to recent transaction price. During the ten months ended February 28, 2022, the fair value of the investment increased due to the financial performance and business development of the investee.

Investment D (cross-border payment platform)	2.2	2.2	2.2	—	—	The investment was acquired in December 2020. The fair value of the investment approximated acquisition cost as of February 28, 2021 and 2022.

Investment E (digital format movie production)	59.8	60.9	60.9	—	—	The fair value of the investment remains stable at HK$60.9 million during the ten months ended February 28, 2022 by reference to the estimated box office performance.

Summary of investments
Name of investments	Purchase price	Carrying value		Corresponding investment gains (losses)		Key factors of fluctuation in gains (losses)
		As of April 30,	As of February 28,	For the Ten Months Ended February 28,
		2021	2022	2021	2022

		(HK$ in millions)

Investment F (digital format movie production)	16.5	18.8	21.6	2.3	2.8	The fair value of the investment increased by HK$2.3 million during the ten months ended February 28, 2021 by reference to the estimated box office performance. The fair value of the investment increased by HK$2.8 million during the ten months ended February 28, 2022 by reference to the actual box office performance.

Investment G (digital format movie production)	4.2	1.5	1.5	(2.7)	—	The fair value of the investment decreased by HK$2.7 million during the ten months ended February 28, 2021 by reference to the estimated box office performance. During the ten months ended February 28, 2022, the fair value of investment remained stable at HK$1.5 million by reference to the estimated box office performance.

Investment H (artificial intelligence technology services)	19.6	—	—	41.0	—	During the ten months ended February 28, 2021, the fair value increased mainly due to the financial performance and business development of the investee. The investment was disposed in April 2021.

Investment I (content-driven lifestyle platform)	80.6	124.3	—	14.8	130.7	The fair value of the investment increased by HK$14.8 million during the ten months ended February 28, 2021 due to the financial performance and business development of the investee. During the ten months ended February 28, 2022, the investment was disposed with realized gain of HK$ 130.7 million.

	269.2	294.0	165.6	29.0	126.6

Employee benefits expense

Our employee benefits expense increased by 62.6% from HK$38.8 million for the ten months ended February 28, 2021 to HK$63.1 million (US$8.1 million) for the ten months ended February 28, 2022, primarily due to an increase in staff cost, share-based compensation and number of staff in connection with our business growth.

Premises and office expenses

Our premises and office expenses increased by 17.8% from HK$4.5 million for the ten months ended February 28, 2021 to HK$5.3 million (US$677 thousand) for the ten months ended February 28, 2022 mainly due to our business expansion during the ten months ended February 28, 2022.

Legal and professional expenses

Our legal and professional expenses increased by 98.3% from HK$5.8 million for the ten months ended February 28, 2021 to HK$11.5 million (US$1.5 million) for the ten months ended February 28, 2022 mainly due to the legal and professional fee incurred in preparation for our listing.

Depreciation and amortization

Our depreciation and amortization expenses increased by 42.1% from HK$3.8 million for the ten months ended February 28, 2021 to HK$5.4 million (US$697 thousand) for the ten months ended February 28, 2022 mainly related to the amortization of intangible asset acquired as part of the business acquisition that took place during the ten months ended February 28, 2021.

Advertising and promotion expense

Our advertising and promotion expense increased from HK$2.5 million for the ten months ended February 28, 2021 to HK$3.8 million (US$482 thousand) for the ten months ended February 28, 2022 mainly due to increase in promotion activities to cope with our business expansion during the ten months ended February 28, 2022.

Other expenses

Our other expenses aggregated decreased by 59.4% from HK$3.2 million for the ten months ended February 28, 2021 to HK$1.3 million (US$169 thousand) for the ten months ended February 28, 2022 mainly due to tight cost control in view of the pandemic situation during the ten months ended February 28, 2022.

Income tax expense

We incurred income tax expense of HK$20.4 million and HK$20.2 million (US$2.6 million) for the ten months ended February 28, 2021 and 2022, respectively. The assessable profits remained stable during the ten months ended February 28, 2022.

Profit for the period

As a result of the foregoing, our profit increased from HK$113.0 million for the ten months ended February 28, 2021 to HK$186.8 million (US$23.9 million) for the ten months ended February 28, 2022.

Fiscal Year Ended April 30, 2021 Compared to Fiscal Year Ended April 30, 2020

Digital financial services segment

The segment revenue of the digital financial services segment increased from HK$9.9 million for the fiscal year ended April 30, 2020 to HK$11.7 million (US$1.5 million) for the fiscal year ended April 30, 2021. The segment profit decreased from HK$4.8 million for the fiscal year ended April 30, 2020 to HK$1.1 million (US$0.1 million) for the fiscal year ended April 30, 2021, primarily due to the increase in employee benefits expense and depreciation and amortization expense incurred and offset by the increase in revenue in the fiscal year ended April 30, 2021.

Exhibit E

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on (i) 67,618,142 ordinary shares outstanding, consisting of 1,968,142 outstanding Class A ordinary shares and 65,650,000 outstanding Class B ordinary shares, (ii) and 74,018,142 ordinary shares outstanding, consisting of 8,368,142 outstanding Class A ordinary shares and 65,650,000 outstanding Class B ordinary shares, immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to The Offerings				Ordinary Shares Beneficially Owned Immediately After The Offerings***
	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership†	% of Aggregate Voting Power††
Directors and Executive Officers:**
Timothy Wai Cheung Tong	—	—	—	—	—	—	—	—
Nimil Rajnikant Parekh(1)	*	—	*	*	*	—	*	*
Frederic Lau	—	—	—	—	—	—	—	—
Mark Chi Hang Lo	—	—	—	—	—	—	—	—
Xavier Ho Sum Zee	—	—	—	—	—	—	—	—
All directors and executive officers as a group	28,565	—	0.0	0.0	28,565	—	0.0	0.0
Principal Shareholders:
AMTD Group Company Limited(2)	—	33,216,251	49.1	88.1	—	33,216,251	44.9	87.7
Infinity Power Investments Limited(3)	—	13,413,510	19.8	51.3	—	13,413,510	18.1	51.0
AMTD IDEA Group(6)	—	65,650,000	97.1	99.9	—	65,650,000	88.7	99.4

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.
**	Except as indicated otherwise below, the business address of our directors and executive officers is 25/F, Nexxus Building, 41 Connaught Road Central, Hong Kong.
***

After giving effect to the issuance and sale of 6,400,000 Class A ordinary shares in the form of ADSs by us in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus is 67,618,142. The total number of ordinary shares outstanding after the completion of this offering will be 74,018,142, including 6,400,000 Class A ordinary shares to be sold by us in this offering in the form of ADSs, assuming the underwriters do not exercise their option to purchase additional ADSs.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	The business address of Nimil Rajnikant Parekh is 138 Cecil Street, #13-02 Cecil Court, Singapore 069538.
(2)

Represents 65,650,000 Class B ordinary shares held by AMTD IDEA Group. AMTD IDEA Group is a Cayman Islands company, with its registered address at the Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. AMTD IDEA Group is dual-listed on the NYSE and SGX, and is 50.60%-owned by AMTD Group Company Limited.

(3)

Represents (i) 32.5% of the issued and outstanding shares of AMTD Group Company Limited, which is the Controlling Shareholder of AMTD IDEA Group. Infinity Power Investment Limited is a British Virgin Islands company wholly owned by Calvin Choi, with its registered address at the offices of Vistra Corporate Services Center, Wickham Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Represents 65,650,000 Class B ordinary shares held by AMTD IDEA Group.

As of the date of this prospectus, none of our outstanding ordinary shares were held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for historical changes in our shareholding structure.

Exhibit F

RELATED PARTY TRANSACTIONS

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Agreements with Our Controlling Shareholder

See “Corporate History and Structure—Our Relationship with the Controlling Shareholder.”

Transactions with Our Controlling Shareholder

Our Controlling Shareholder recharged premises costs, office utilities and office renovation, staff cost, and certain other operating expenses to us. For the fiscal year ended April 30, 2020 and 2021, and the ten months ended February 28, 2022, the total amount of recharge from our Controlling Shareholder for the aforementioned costs and expenses was HK$7.9 million, HK$6.2 million (US$0.8 million), and HK$5.9 million (US$0.8 million), respectively.

We provided our Controlling Shareholder with insurance brokerage services. For the fiscal year ended April 30, 2020 and 2021, and the ten months ended February 28, 2022, the total amount of insurance brokerage commissions that we charged our Controlling Shareholder was HK$454 thousand, HK$477.0 thousand (US$61.4 thousand), and HK$84 thousand (US$10.8 thousand), respectively.

In October 2020, we entered into an agreement with our Controlling Shareholder, pursuant to which we agree to provide SpiderNet ecosystem solutions services to support the management of its 10% investee company, Airstar Bank, for a fixed annual service fee of HK$12.8 million. In addition to the fixed annual service fee, we are entitled to receive 15% of all distributions, in any form, received by our Controlling Shareholder from Airstar Bank, including but not limited to cash or share dividends, regardless of whether on a regular or one-off basis. We are also entitled to receive 15% of any profit generated by our Controlling Shareholder from the disposal of any shares of Airstar Bank. However, we are not liable for any loss arising from the disposal of any shares of Airstar Bank by our Controlling Shareholder. This agreement with our Controlling Shareholder will remain effective until terminated by mutual agreement. For the fiscal year ended April 30, 2021 and the ten months ended February 28, 2022, the total amount of SpiderNet ecosystem solutions services income that we charged our Controlling Shareholder was HK$7.5 million (US$1.0 million) and HK$10.7 million (US$1.4 million), respectively.

Other Transactions with Related Parties and Non-controlling Shareholders

Treasury functions are conducted centrally under our Controlling Shareholder and intra-group treasury fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at our Controlling Shareholder level and allocates the funds to various entities within AMTD Group for their operations. For the fiscal year ended April 30, 2020, the amount due to group companies in connection with intra-group treasury fund allocation was HK$2,226.8 million and the amount due from group companies in connection with intra-group treasury fund allocation was HK$3,116.6 million. For the fiscal year ended April 30, 2021, and the ten months ended February 28, 2022, the amount due from group companies in connection with intra-group treasury fund allocation was HK$2,138.7 million (US$275.4 million), and HK$2,484.7 million (US$318.0 million), respectively.

We provide our fellow subsidiary with insurance brokerage services. For the fiscal year ended April 30, 2020 and 2021, and the ten months ended February 28, 2022, the total amount of insurance brokerage commission that we charged our fellow subsidiary was HK$110.0 thousand, HK$87.0 thousand (US$11.2 thousand), and HK$573 thousand (US$73.3 thousand), respectively.

We provide our non-controlling shareholders and a related company SpiderNet ecosystem solutions services. For the fiscal year ended April 30, 2020, the total amount of service fees that we charged our non-controlling shareholders was HK$19.0 million. For the fiscal year ended April 30, 2021, the total amounts of service fees that we charged our non-controlling shareholders and a related company were HK$38.8 million (US$5.0 million) and HK$5.0 million (US$0.6 million), respectively. For the ten months ended February 28, 2022, the total amount of service fee that we charged our non-controlling shareholder was HK$12.1 million (US$1.5 million).

In June 2019, we disposed certain equity securities of a private company to a fellow subsidiary for HK$317.1 million (US$40.9 million).

Exhibit G

AMTD DIGITAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

(All amounts in thousands of Hong Kong dollars (“HK$”), except for share and per share data)

	Notes	Ten months ended February 28,
		2021	2022
		HK$	HK$

Revenue from contracts with customers	3	162,412	168,013
Employee benefits expense		(38,796)	(63,127)
Advertising and promotion expense		(2,509)	(3,766)
Premises and office expenses		(4,486)	(5,290)
Legal and professional fee		(5,832)	(11,473)
Depreciation and amortization		(3,805)	(5,449)
Other expenses		(3,186)	(1,318)
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)	5	28,978	126,642
Other income	6	1,288	1,270
Other gains and losses, net	7	(643)	1,521

Profit before tax		133,421	207,023
Income tax expense	8	(20,412)	(20,228)

Profit for the period	9	113,009	186,795

Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		1,209	(679)

Other comprehensive income (expense) for the period		1,209	(679)

Total comprehensive income for the period		114,218	186,116

Profit (loss) for the period attributable to:
-Owners of the Company		118,242	198,367
-Non-controlling interests		(5,233)	(11,572)

		113,009	186,795

Total comprehensive income (expense) for the period attributable to:
-Owners of the Company		118,887	198,021
-Non-controlling interests		(4,669)	(11,905)

		114,218	186,116

Earnings per share	10
-Basic		2.35	2.94
-Diluted		2.35	2.93

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AMTD DIGITAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of HK$)

		April 30,	February 28,
	Notes	2021	2022
		HK$	HK$

ASSETS
Non-current assets:
Goodwill		58,675	58,675
Property, plant and equipment		156	139
Intangible assets	11	40,411	37,566
Prepayments and other receivables	13	15,617	5,350
Financial assets at FVTPL	12	293,952	165,643

Total non-current assets		408,811	267,373

Current assets:
Accounts receivable	13	69,421	58,752
Prepayments and other receivables	13	19,163	272,668
Amount due from AMTD Group (as defined in note 1)	19	2,138,708	2,484,685
Fiduciary bank balances		14,548	13,696
Cash and cash equivalents		416,420	101,977

Total current assets		2,658,260	2,931,778

Total assets		3,067,071	3,199,151

EQUITY AND LIABILITIES
Current liabilities:
Clients’ monies held on trust		9,111	8,673
Accounts payable	14	111	67
Other payables and accruals	14	38,866	11,616
Contract liabilities		39,121	48,339
Income tax payable		48,578	28,215

Total current liabilities		135,787	96,910

Non-current liabilities:
Contract liabilities		31,192	7,613
Deferred tax liability	15	6,870	5,954

Total non-current liabilities		38,062	13,567

Total liabilities		173,849	110,477

Capital and reserves:
Share capital	16	52	52
Reserves		2,867,984	3,067,774

Equity attributable to owners of the Company		2,868,036	3,067,826
Non-controlling interests		25,186	20,848

Total equity		2,893,222	3,088,674

Total equity and liabilities		3,067,071	3,199,151

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AMTD DIGITAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands of HK$)

	Attributable to owners of the Company
	Share capital	Share premium	Share-based payment reserve	Exchange reserve	Other reserve	Retained earnings	Equity	Non- controlling interests	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
At May 1, 2020	38	993,670	—	—	129,084	151,362	1,274,154	—	1,274,154
Profit (loss) for the period	—	—	—	—	—	118,242	118,242	(5,233)	113,009
Exchange differences arising on translation of foreign operations	—	—	—	645	—	—	645	564	1,209

Total comprehensive income (expense) for the period	—	—	—	645	—	118,242	118,887	(4,669)	114,218

Acquisition of subsidiaries	1	67,663	—	—	—	—	67,664	31,032	98,696
Issuance of shares	1	27,125	—	—	—	—	27,126	—	27,126
Share-based compensation	—	—	724	—	—	—	724	—	724

At February 28, 2021	40	1,088,458	724	645	129,084	269,604	1,488,555	26,363	1,514,918

At May 1, 2021	52	2,408,291	932	450	129,084	329,227	2,868,036	25,186	2,893,222
Profit (loss) for the period	—	—	—	—	—	198,367	198,367	(11,572)	186,795
Exchange differences arising on translation of foreign operations	—	—	—	(346)	—	—	(346)	(333)	(679)

Total comprehensive (expense) income for the period	—	—	—	(346)	—	198,367	198,021	(11,905)	186,116

Issuance of shares by a non-wholly owned subsidiary (note 11)	—	—	—	—	342	—	342	444	786
Share-based compensation (note 18)	—	—	1,427	—	—	—	1,427	7,123	8,550

At February 28, 2022	52	2,408,291	2,359	104	129,426	527,594	3,067,826	20,848	3,088,674

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AMTD DIGITAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of HK$)

	Ten months ended February 28,
	2021	2022
	HK$	HK$
Net cash from operating activities	25,870	33,846

INVESTING ACTIVITIES
Additions of financial assets at FVTPL	(23,031)	—
Proceeds from disposal of financial assets at FVTPL	36,425	—
Acquisition of property, plant and equipment	(172)	(44)
Acquisition of intangible assets	—	(1,770)
Net cash inflows from acquisition of subsidiaries	20,729	—
Interest received	85	234
Advance to AMTD Group	(1,161,123)	(958,130)
Repayment from AMTD Group	863,312	612,153
Advance to fellow subsidiaries	(758,095)	—
Repayment from fellow subsidiaries	821,675	—

Net cash used in investing activities	(200,195)	(347,557)

FINANCING ACTIVITIES
Advance from AMTD Group	94,940	—
Repayment to AMTD Group	(24,135)	—
Advance from fellow subsidiaries	15,477	—
Repayment to fellow subsidiaries	(106,021)	—
Proceeds from issue of shares	27,126	—

Net cash from financing activities	7,387	—

Net decrease in cash and cash equivalents	(166,938)	(313,711)
Cash and cash equivalents at beginning of the period	196,210	416,420
Effect of foreign exchange rate changes	1,739	(732)

Cash and cash equivalents at end of the period	31,011	101,977

Represented by:
Cash and cash equivalents	31,011	101,977

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

1.	GENERAL AND BASIS OF PREPARATION AND PRESENTATION

AMTD Digital Inc. (the “Company”) was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Act of the Cayman Islands on September 12, 2019. The Company, through its subsidiaries (collectively, the ‘‘Group’’), is mainly involved in the provision of insurance brokerage services, SpiderNet ecosystem solutions services, digital media, contents and marketing services. The Group also invests in innovative technology companies.

Prior to December 31, 2020, the Company’s ultimate holding company was L.R. Capital Group Inc. (“LR Capital”), a private company incorporated in the Cayman Islands. On December 31, 2020, the Company’s immediate holding company, AMTD Group Company Limited (“AMTD Group”), a private company incorporated in the British Virgin Islands (“BVI”) and LR Capital entered into a share repurchase agreement, where AMTD Group has repurchased certain shares previously allotted to LR Capital. From then onwards, AMTD Group became the ultimate holding company of the Company.

On February 23, 2022, AMTD IDEA Group (formerly known as AMTD International Inc.), a company incorporated in the Cayman Islands and a subsidiary of AMTD Group, acquired 82.7% of shares of the Company with a consideration of US$992.8 million which was settled by 67,200,330 newly issued Class A ordinary shares and 51,253,702 newly issued Class B ordinary shares of AMTD IDEA Group. From then onwards, AMTD IDEA Group holds 97.1% of the Company and became the immediate holding company of the Company.

2.	PRINCIPAL ACCOUNTING POLICIES

The Group’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Other than additional accounting policies resulting from application of amendments International Financial Reporting Standards (“IFRSs”), and application of certain accounting policies which became relevant to the Group, the accounting policies and basis of preparation adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s financial statements for the year ended April 30, 2021. The notes presented in these unaudited interim condensed consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended April 30, 2021.

Application of amendments to IFRSs

In the ten months ended February 28, 2022, the Group has applied the following amendments to IFRSs issued by the International Accounting Standards Board (“IASB”), for the first time, which are mandatorily effective for the annual periods beginning on or after May 1, 2021 for the preparation of the Group’s unaudited interim condensed consolidated financial statements:

Amendment to IFRS 16	COVID-19-Related Rent Concessions
Amendment to IFRS 16	COVID-19-Related Rent Concessions beyond 30 June 2021
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform – Phase 2

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

2.	PRINCIPAL ACCOUNTING POLICIES—(CONTINUED)

The amendments to IFRSs in the current period has had no material impact on the Group’s financial positions and performance for the current and prior periods and/or on the disclosures set out in these unaudited interim condensed consolidated financial statements.

3.	REVENUE

(i)	Disaggregation of revenue from contracts with customers

Ten months ended February 28, 2021

Segments	SpiderNet ecosystem solutions	Digital financial services	Corporate	Total
	HK$	HK$	HK$	HK$
Types of services
SpiderNet ecosystem solutions services	152,040	—	—	152,040
Insurance brokerage services	—	10,372	—	10,372

Total	152,040	10,372	—	162,412

Timing of revenue recognition
A point in time	—	10,372	—	10,372
Over time	152,040	—	—	152,040

Total	152,040	10,372	—	162,412

Ten months ended February 28, 2022

Segments	SpiderNet ecosystem solutions	Digital financial services	Corporate	Total
	HK$	HK$	HK$	HK$
Types of services
SpiderNet ecosystem solutions services	157,392	—	—	157,392
Insurance brokerage services	—	10,088	—	10,088
Digital media, content, and marketing services	—	—	533	533

Total	157,392	10,088	533	168,013

Timing of revenue recognition
A point in time	—	10,088	—	10,088
Over time	157,392	—	533	157,925

Total	157,392	10,088	533	168,013

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

3.	REVENUE—(CONTINUED)

(ii)	Transaction price allocated to the remaining performance obligation for contracts with customers

There were no remaining performance obligations for insurance brokerage services and advertising services as of February 28, 2021 and 2022. The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) for SpiderNet ecosystem solutions service and the expected timing of recognizing revenue are as follows:

	SpiderNet ecosystem solutions income
	As of February 28,
	2021	2022
	HK$	HK$
Within one year	182,808	93,029
More than one year but not more than two years	85,563	8,918
More than two years	8,918	—

	277,289	101,947

4.	OPERATING SEGMENTS

Information reported to the Chief Executive Officer, being the chief operating decision maker (“CODM”), for the purposes of resource allocation and assessment of segment performance focuses on types of goods or services delivered or provided.

Specifically, the Group’s reportable segments under IFRS 8 Segment Reporting are as follows:

(a)

The SpiderNet ecosystem solutions segment: The Group provides its institutional and corporate clients with exclusive, paid access to the AMTD SpiderNet ecosystem to enhance their investor communication, investor relations and corporate communication to potentially maximise their valuation;

(b)	The digital financial services segment: The Group provides primarily corporate clients with insurance brokerage services; and

(c)

Corporate: The Group includes in the Corporate category (i) the digital media, content, and marketing business in which the Group creates and promote digital solutions content by investing and developing multimedia channels to provide users and audiences access to content medium through a comprehensive library of traditional and digital movies, podcasts, webinars and live videos offered by content providers and online media platforms since May 2020; and (ii) the investments in innovative technology companies which operate digital non-financial license businesses through strategic investments.

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	OPERATING SEGMENTS—(CONTINUED)

Segment revenues and results

The following is an analysis of the Group’s revenues and results by reportable segments:

For the ten months ended February 28, 2021

	SpiderNet ecosystem solutions	Digital financial services	Corporate	Consolidated
	HK$	HK$	HK$	HK$
Segment revenues
Revenue from external customers	146,708	9,808	—	156,516
Revenue from related parties	5,332	564	—	5,896

	152,040	10,372	—	162,412

Changes in fair value on financial assets measured at FVTPL	—	—	28,978	28,978

Segment profits	119,499	1,328	29,043	149,870

Unallocated:
Other gains and losses				(643)
Corporate expenses				(15,806)

Profit before tax				133,421

For the ten months ended February 28, 2022

	SpiderNet ecosystem solutions	Digital financial services	Corporate	Consolidated
	HK$	HK$	HK$	HK$
Segment revenues
Revenue from external customers	146,725	9,431	533	156,689
Revenue from related parties	10,667	657	—	11,324

	157,392	10,088	533	168,013

Changes in fair value on financial assets measured at FVTPL	—	—	126,642	126,642

Segment profits	116,502	1,089	125,549	243,140

Unallocated:
Other income				36
Other gains and losses				1,521
Corporate expenses				(37,674)

Profit before tax				207,023

The accounting policies of the operating segments are the same as the Group’s accounting policies described in Group’s consolidated financial statements for the years ended April 30, 2019, 2020 and 2021. Segment

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	OPERATING SEGMENTS—(CONTINUED)

profit represents the profit earned by each segment without allocation of other gains and losses, central administration costs and directors’ emoluments. This is the measure reported to the CODM for the purposes of resource allocation and performance assessment.

The CODM makes decisions according to operating results of each segment. No analysis of segment asset and segment liability is presented as the CODM does not regularly review such information for the purposes of resources allocation and performance assessment. Therefore, only segment revenue and segment results are presented.

Information	about major customers

Revenue from customers of the corresponding period contributing over 10% of the total sales of the Group are as follows:

	Ten months ended February 28,
	2021	2022
	HK$	HK$
Customer A1	19,822	N/A
Customer B1	16,549	N/A

[1]	Revenue from digital ecosystem solutions segment

In addition, the Group provided SpiderNet ecosystem solutions services to non-controlling shareholders of the Company with revenue of HK$28,653 and HK$12,112 recognized for the ten months ended February 28, 2021 and 2022, respectively.

5.	CHANGES IN FAIR VALUE OF FINANCIAL ASSETS MEASURED AT FVTPL

	Ten months ended February 28,
	2021	2022
	HK$	HK$
Changes in fair value on financial assets at FVTPL	28,978	(3,920)
Gain on disposal of financial assets (note)	—	130,562

	28,978	126,642

Note:

The Group disposed a financial asset measured at FVTPL during the ten months ended February 28, 2022 to an independent third party with a consideration of HK$254,951 and gain on disposal of HK$130,562. The consideration receivable as of February 28, 2022 is included in prepayments and other receivables (Note 13).

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

6.	OTHER INCOME

	Ten months ended February 28,
	2021	2022
	HK$	HK$
Bank and other interest income	91	405
Government grant (note)	1,197	829
Others	—	36

	1,288	1,270

Note:

During the ten months ended February 28, 2021 and 2022, the Group recognized government grants of HK$1,197 and HK$829, respectively, in respect of COVID-19-related subsidies relates to employment support programs provided by the Hong Kong and Singapore government.

7.	OTHER GAINS AND LOSSES, NET

	Ten months ended February 28,
	2021	2022
	HK$	HK$
Net exchange (losses) gains	(677)	1,357
Recovery of accounts and other receivables written off	34	164

	(643)	1,521

8.	INCOME TAX EXPENSE

	Ten months ended February 28,
	2021	2022
	HK$	HK$
Current tax
- Hong Kong Profits Tax	21,073	21,402
- Overprovision in prior years	(20)	(258)
Deferred tax (note 15)	(641)	(916)

	20,412	20,228

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

9.	PROFIT FOR THE PERIOD

Profit for the period has been arrived at after charging:

	Ten months ended February 28,
	2021	2022
	HK$	HK$
Directors’ emoluments
Salaries, allowances and other benefits	4,261	3,248
Retirement benefit scheme contributions (note)	60	58
Staff costs
Salaries, allowances and other benefits	33,520	58,762
Retirement benefit scheme contributions (note)	955	1,059
Depreciation and amortization	3,805	5,449

Note:

The Group operates a Mandatory Provident Fund Scheme for all qualifying employees in Hong Kong. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of relevant payroll costs to the Scheme, which contribution is matched by employees. The Group’s employees employed in Singapore who are Singapore citizens or permanent residents are required to join the Central Provident Fund scheme of Singapore. The Group contributes applicable percentage of relevant payroll costs with each employee’s qualifying salary capped at Singapore Dollar 6,000 per month.

10.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to owners of the Company is based on the following data:

Earnings figures are calculated as follows:	Ten months ended February 28,
	2021	2022
	HK$	HK$
Earnings for the purpose of basic and diluted earnings per share	118,242	198,367

Number of shares	Ten months ended February 28,
	2021	2022
Weighted average number of ordinary shares for the purpose of basic earnings per share	50,334,826	67,579,432
Effect of dilutive potential ordinary shares
-restricted ordinary shares and restricted share units (note 18)	5,200	25,788

Weighted average number of ordinary shares for the purpose of diluted earnings per share	50,340,026	67,605,220

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

11.	INTANGIBLE ASSETS

During the current interim period, the Group acquired a brand name for its digital media, content, and marketing business with a cash consideration of HK$1,380. In addition, PolicyPal Pte. Ltd. (“PolicyPal”), a subsidiary of the Company, acquired a wealthtech platform, which is a developed technology, with a consideration of HK$1,176 of which HK$786 was settled by issuing 619 ordinary shares of PolicyPal and HK$390 was settled by cash during the ten months ended February 28, 2022. The brand name and developed technology are amortized on a straight-line basis over 20 years and 7 years, respectively.

12.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	April 30, 2021	February 28, 2022
	HK$	HK$
Unlisted equity securities (note (i))	212,851	81,653
Movie income right investments (note (ii))	81,101	83,990

	293,952	165,643

Notes:

(i)	The Company classified equity securities as non-current when Company considered that these equity securities are held for long-term purposes and realize their performance potential in the long run.

(ii)

As of February 28, 2022 and April 30, 2021, the financial assets at FVTPL of the Group include movie income right agreements with a production house, which is an independent third party, of HK$83,990 and HK$81,101, respectively. In accordance to the relevant agreements, the Group is entitled to certain percentage of the profit to be derived from the release of the films upon entering into the agreement. The Group may be required to further contribute to the film program due to the budget overruns. Any agreed further contribution to the film program due to the budget overruns of the film program by the Group will be recognized against the fair value of financial assets. There is no further contribution due to budget overruns of the film program during the ten months ended February 28, 2022.

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

13.	ACCOUNTS AND OTHER RECEIVABLES

	April 30, 2021	February 28, 2022
	HK$	HK$
Commission receivable from insurance brokerage	2,766	2,749
Accounts receivable arising from the SpiderNet ecosystem solutions business	66,655	55,980
Accounts receivable arising from advertising services	—	23

Total accounts receivable	69,421	58,752

Consideration receivables on disposal of financial assets at FVTPL	—	254,951
Prepayments (note (i))	8,158	6,612
Note receivables (note (ii))	4,165	5,350
Other receivables	3,035	3,135
Deferred issue costs	7,970	7,970
Prepayment for subscription of bond instrument (note (iii))	11,452	—

Prepayments and other receivables	34,780	278,018

Presented as:
Current	88,584	331,420
Non-current	15,617	5,350

	104,201	336,770

Notes:

(i)

As of February 28, 2022, prepayments mainly included employment incentive paid to the employees amounting to HK$5,221 which are paid at the beginning of the employment contracts, and repayable by the employees on a pro rata basis upon early termination of the employment contracts. Such amounts are amortized over the relevant period on a straight line basis accordingly.

(ii)	The amounts represent note receivables from independent third parties. The balances are unsecured, carried at fixed interest rate of 8% and repayable in 2 years.

(iii)

As of April 30, 2021, AMTD Group, the ultimate holding company, made a prepayment of HK$11,452 on behalf of the Group to an independent third party to subscribe for its bond instrument. Such prepayment was transferred to AMTD Group to settle amount due to AMTD Group amounting to HK$11,452 in current period.

The Group allows a credit period of up to 15 days to its commission receivable arising from insurance brokerage business and a credit period of ranging from 0 to 90 days to its accounts receivable arising from the SpiderNet ecosystem solutions business for the demand note issued according to the payment schedules.

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

13.	ACCOUNTS AND OTHER RECEIVABLES—(CONTINUED)

As at April 30, 2021 and February 28, 2022, included in the Group’s accounts receivable balance were debtors with aggregate carrying amounts of HK$2,766 and HK$2,772, respectively, which were past due as at the reporting date. At April 30, 2021 and February 28, 2022, out of the past due balances, HK$2,334 and HK$321, respectively, had been past due 90 days or more. The management assessed that there have been no significant increase in credit risk nor default because of the background of the debtors and historical payment arrangement with these debtors. The Group does not hold any collateral over these balances.

For the ten months ended February 28, 2021 and 2022, the Group assessed the expected credit loss (“ECL”) for the accounts and other receivables to be insignificant and thus no loss allowance is recognized. The basis of determining the inputs and assumptions and the estimation techniques used in the unaudited interim condensed consolidated financial statements for the ten months ended February 28, 2022 are the same as those followed in the preparation of the Group’s consolidated financial statements of the years ended April 30, 2020 and 2021.

14.	ACCOUNTS AND OTHER PAYABLES

	April 30, 2021	February 28, 2022
	HK$	HK$
Accounts payable arising from insurance brokerage	111	67

Consideration payable for acquisition of movie income right investments	29,893	—
Other payables and accruals	1,003	3,646
Accrued issue cost	7,970	7,970

	38,866	11,616

	38,977	11,683

The average credit period for the accounts payable arising from insurance brokerage is 30 days.

15.	DEFERRED TAX LIABILITY

The following is the deferred tax liability recognized and movements thereon:

Intangible assets
HK$
At May 1, 2020	—
Acquisition of subsidiaries	7,694
Credited to profit or loss (note 8)	(641)

At February 28, 2021	7,053
Credited to profit or loss	(183)

At April 30, 2021 and May 1, 2021	6,870
Credited to profit or loss (note 8)	(916)

At February 28, 2022	5,954

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

16.	SHARE CAPITAL

The share capital as at May 1, 2020, April 30, 2021 and February 28, 2022 represented the issued share capital of the Company.

	Class A Ordinary shares		Class B Ordinary shares		Total
	Number of shares	Share capital	Number of shares	Share capital	Number of shares	Share capital
		HK$		HK$		HK$
Ordinary shares of US$0.0001 each
Authorized
At May 1, 2020, April 30, 2021 and February 28, 2022	8,000,000,000	6,200,000	2,000,000,000	1,550,000	10,000,000,000	7,750,000

Issued and fully paid
At May 1, 2020	10,726,667	8	38,800,000	30	49,526,667	38
Issuance of shares (note (i))	17,350,000	13	—	—	17,350,000	13
Share-based compensation (Note 18)	38,710	—	—	—	38,710	—
Acquisitions of subsidiaries (note (ii))	702,765	1	—	—	702,765	1
Transfer of shares (note (iii))	14,598,000	11	(14,598,000)	(11)	—	—

At April 30, 2021	43,416,142	33	24,202,000	19	67,618,142	52
Transfer of shares (note (iv))	(41,448,000)	(31)	41,448,000	31	—	—

At February 28, 2022 (note (v))	1,968,142	2	65,650,000	50	67,618,142	52

Notes:

(i)

Between May 13, 2020 and August 3, 2020, the Company issued 350,000 shares of Class A ordinary shares to third party investors for an aggregate consideration of US$3,500 (equivalent to approximately HK$27,126).

On March 8, 2021, the Company issued 8,500,000 Class A ordinary shares to AMTD Assets Alpha Group, a fellow subsidiary of the Company, and 8,500,000 Class A ordinary shares to AMTD Education Group, a fellow subsidiary of the Company, for cash considerations of US$85,000 (equivalent to approximately HK$659,923) and US$85,000 (equivalent to approximately HK$659,923), respectively.

(ii)	The Company issued 702,765 Class A ordinary shares to certain shareholders of PolicyPal, together with a cash consideration, in exchange for 51% of the equity interest of PolicyPal on August 3, 2020.

(iii)

On June 26, 2020, the then immediate holding company of the Company, AMTD Group, converted its 14,598,000 Class B ordinary shares to Class A ordinary shares. AMTD Group then transferred its 2,441,000 Class A ordinary shares to AMTD Assets Alpha Group, a fellow subsidiary of the Company, 2,441,000 Class A ordinary shares to AMTD Education Group, a fellow subsidiary of the Company, and 9,716,000 Class A ordinary shares to AMTD IDEA Group, respectively.

(iv)	On February 23, 2022, AMTD IDEA Group converted its 41,448,000 Class A ordinary shares of the Company to Class B ordinary shares.

(v)

The number of Class A ordinary shares of the Company at February 28, 2022 included 38,710 unvested Class A ordinary shares as detailed in note 18. The outstanding and vested Class A ordinary shares of the Company at February 28, 2022 is 1,929,432 shares.

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

17.	FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

Fair value measurements and valuation processes

Some of the Group’s financial instruments are measured at fair value for financial reporting purposes. The management of the Company are responsible for determining the appropriate valuation techniques and inputs for fair value measurements.

In estimating the fair value, the Group uses observable market data to the extent it is available. Where Level 1 inputs are not available, the Group makes reference to the prices of recent transactions or engages third-party qualified valuers to perform the valuation.

The management of the Company works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. The management reports the findings to the board of directors of the Company to explain the cause of fluctuations in the fair value.

The following table gives information about how the fair values of these financial assets are determined (in particular, the valuation technique(s) and inputs used), as well as the level of the fair value hierarchy into which the fair value measurements are categorised (Level 1 to 3) based on the degree to which the inputs to the fair value measurements are observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

17.	FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS—(CONTINUED)

Fair value of the Group’s financial assets that are measured at fair value on a recurring basis

The Group’s investments in private equity and movie income right are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets are determined (in particular, the valuation technique(s) and inputs used).

Financial assets	Fair value as at		Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable input(s)
	April 30, 2021	February 28, 2022
	HK$	HK$
Financial assets at FVTPL - unlisted equity securities	9,990	3,813	Level 2	The fair values of unlisted equity investments are determined with reference to the recent transaction price of the investments.	N/A

	202,861	77,840	Level 3	Market approach—the option pricing model (“OPM”) backsolve approach was used to calculate the implied equity value of the investee. Once an overall equity value was determined, amounts were allocated to the various classes of equity based on the security class preferences. The inputs to the OPM backsolve approach are the recent transaction price for capital structure, probability of IPO, redemption and liquidation, the risk-free interest rate and expected volatility.	Expected volatility ranged from 34.2% to 68.5% and 57.38% to 58.10% as at April 30, 2021 and February 28, 2022, respectively, taking into account peer companies’ volatility used by market participants when pricing the investment (note (i)).

Movie income right investments	81,101	83,990	Level 3	Income approach—in this approach, the discounted cash flow method was used to capture the present value of the expected future economic benefits to be derived from the ownership of these movie income right investment, based on an appropriate discount rate.	Discount rate, taking into account weighted average cost of capital determined using a Capital Asset Pricing Model ranged from 10.40% - 12.59% and 10.50% as at April 30, 2021 and February 28, 2022, respectively (note (ii)) and expected ticket sales performance and expected movie production costs.

Notes:

(i)

A change in the expected volatility used in isolation would result in a change in the fair value of the private equity investments. A 5% increase in the expected volatility holding all other variables constant would increase the carrying amount of the private equity investments by HK$386 and HK$394 and decrease the carrying amount of the private equity investments by HK$1,738 and HK$394 as at April 30, 2021 and February 28, 2022, respectively.

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

17.	FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS—(Continued)

(ii)	A 5% increase in the discount rate holding all other variables constant would decrease the carrying amount of the movie income right investments by HK$5,384 as at February 28, 2022.

Reconciliation of Level 3 fair value measurements

	Unlisted investments classified as equity instruments at FVTPL	Movie income right investments	Total
	HK$	HK$	HK$
At May 1, 2020	131,232	—	131,232
Total gains (losses) in profit or loss	29,436	(458)	28,978
Transfer from Level 2 to Level 3	77,464	—	77,464
Purchased	2,361	80,454	82,815

At February 28, 2021	240,493	79,996	320,489

At May 1, 2021	202,861	81,101	283,962
Total gains in profit or loss	123,054	2,889	125,943
Transfer from Level 2 to Level 3	6,876	—	6,876
Disposals	(254,951)	—	(254,951)

At February 28, 2022	77,840	83,990	161,830

The net unrealized gains of HK$28,978 and net unrealized losses of HK$3,920 for the period included in profit or loss related to financial assets at FVTPL held at February 28, 2021 and 2022, respectively.

The investments of HK$77,464 and HK$6,876 were transferred from Level 2 to Level 3 category during the ten months ended February 28, 2021 and 2022, respectively, and the transfers are primarily attributable to changes in observability of valuation inputs in valuing these investments.

Other than those disclosed above, there were no other transfer out of Level 2 and 3 during the ten months ended February 28, 2021 and 2022.

(ii)	Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required)

The Company consider that the carrying amount of the Group’s financial assets and financial liabilities recorded at amortized cost in the unaudited interim condensed consolidated financial statements approximate their fair values due to the short-term nature of these instruments. Such fair values have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis.

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

18.	SHARE-BASED COMPENSATION

On August 3, 2020, the Company granted 38,710 shares of Class A ordinary shares, which has a vesting period of 3 years, to an employee of the Company. The grant date fair value of the Class A ordinary shares is determined based on recent transaction price of the Company’s equity share.

On July 31, 2021, the Company granted 17,540 restricted shares units of Class A ordinary shares (“RSUs”) to an employee of the Company. The RSUs granted have a vesting period of three years of employment services with the first one-third vesting on the first anniversary from grant date, and the remaining two third vesting on an annual basis over a two-year period ending on the third anniversary of the grant date. The grant date fair value of the RSUs is determined based on recent transaction price of the Company’s equity share.

On September 3, 2021, PolicyPal, a subsidiary of the Company, granted 5,827 ordinary shares of PolicyPal to its employees. The shares granted were vested immediately. The grant date fair value of the ordinary shares of PolicyPal are determined based on recent transaction price of PolicyPal’s equity shares.

The non-vested shares and RSUs are not transferable and may not be sold or pledged and the holder has no voting or dividend right. In the event a non-vested shareholder’s employment for the Group is terminated for any reason prior to the third anniversary of the grant date, the holder’s right to the non-vested shares and RSUs will terminate effectively. The outstanding non-vested shares and RSUs shall be forfeited and automatically transferred to and reacquired by the Group without any consideration.

For the year ended April 30, 2021 and period ended February 28, 2022, the non-vested shares and RSUs movement was as follows:

	Non-vested RSUs of the Company outstanding	Non-vested shares outstanding
		Class A ordinary shares of the Company	Ordinary shares of PolicyPal
At May 1, 2020	—	—	—
Grant	—	38,710	—
Vested	—	—	—

At April 30, 2021	—	38,710	—
Grant	17,540	—	5,827
Vested	—	—	(5,827)

At February 28, 2022	17,540	38,710	—

The aggregate fair value of the restricted shares and RSUs at grant dates was HK$3,728 and HK$5,743 for the ten months period ended February 28, 2021 and 2022, respectively.

The share-based payment expense amounted to HK$724 and HK$8,550 was recognized in the unaudited interim condensed consolidated financial statements during the ten months period ended February 28, 2021 and 2022, respectively.

As of February 28, 2022 there was HK$3,384 unrecognized compensation cost related to non-vested shares and RSUs which is expected to be recognized over a weighted average vesting period of 2.4 years.

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

19.	RELATED PARTY DISCLOSURES

In addition to the transactions and balances disclosed elsewhere in the unaudited interim condensed consolidated financial statements, the Group had the following significant related party transactions during the reporting period:

		Ten months ended February 28,
Relationship	Nature of transactions	2021	2022
		HK$	HK$
Immediate holding company/ultimate holding company (note)	Insurance brokerage services rendered	477	84
Immediate holding company/ultimate holding company (note)	SpiderNet ecosystem solutions services rendered	5,332	10,667
Immediate holding company/ultimate holding company (note)	Corporate expenses allocated	5,139	5,908
Fellow subsidiaries	Insurance brokerage services rendered	87	573

Note:

The amounts represent transactions with AMTD Group which was the immediate holding company of the Company before December 30, 2020 and is the ultimate holding company of the Company on and after December 30, 2020.

Compensation of key management personnel

The directors of the Company were considered to be the key management personnel of the Company. The remuneration of the directors of the Company is set out in note 9. The remuneration of key management personnel is determined with regard to the performance of individuals and market trends.

As at April 30, 2021 and February 28, 2022, the amount due from AMTD Group was unsecured, interest free and repayable on demand.

For the ten months ended February 28, 2021 and 2022, the Group assessed the ECL for the amount due from AMTD Group to be insignificant and thus no loss allowance is recognized.

Centralized cash management

Treasury functions of the Group are conducted centrally under AMTD Group and inter-company fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at AMTD Group level and allocates the funds to various entities within AMTD Group for their operations.

20.	OTHER COMMITMENT

The Group entered into a binding term sheet in December 2019 with certain third parties to establish a consortium in which the Group expects to be the largest shareholder holding 35.2% of equity interest for a consideration of Singapore Dollar 79.2 million (equivalent to approximately HK$435,000). The consortium is expected to establish Singa Bank, a digital wholesale banking platform to be established to provide

AMTD DIGITAL INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

20.	OTHER COMMITMENT - (CONTINUED)

comprehensive services to small and medium-sized enterprises and corporate clients in Singapore. The consortium is actively pursuing digital banking opportunities in Singapore through Singa Bank. As of the date of this report, the launch of the Singa Bank is subject to the approval of the digital wholesale banking license from the MAS and other regulatory requirements.

In June 2020, the Group entered into a binding term sheet to acquire 55% equity interest in CapBridge Financial Pte. Ltd., which holds a capital markets services license in respect of dealing in capital markets products that are securities and a collective investment schemes license in Singapore, for a consideration of US$1,280 (equivalent to approximately HK$9,920) in cash and 3,878,000 of Class A ordinary shares of the Company. The proposed acquisition is subject to MAS’s final approval.

21.	REGULATORY REQUIREMENT

The Company’s insurance brokerage subsidiary in Hong Kong is subject to the Hong Kong Insurance Ordinance, which requires the maintenance of minimum net capital of HK$100. At April 30, 2021 and February 28, 2022, it was in compliance with this requirement.

22.	EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in the unaudited interim condensed consolidated financial statements, subsequent to February 28, 2022, there is no significant event took place.

23.	APPROVAL OF UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited interim condensed consolidated financial statements were approved by the board of directors and authorized for issue on April 29, 2022.